NOTICE OF ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

DATED MARCH 8, 2011

WITH RESPECT TO THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 8, 2011

ENVOY CAPITAL GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 8, 2011

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares of Envoy Capital Group Inc. (the “Company”) will be held at the Exchange Tower, 130 King Street West, Suite 2110, Toronto, Ontario on Friday, April 8, 2011 at 10:30 a.m. (Toronto time), for the following purposes:

1.	to receive the Company’s consolidated audited financial statements for the fiscal year ended September 30, 2010 together with the report of the auditor thereon;

2.	to elect the Company’s board of directors for the ensuing year;

3.	to appoint Meyers Norris Penny LLP as auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

4.	to consider, and if deemed advisable, pass, with or without variation, a resolution approving the Company’s new 10% rolling stock option plan;

5.

to consider and, if deemed advisable, pass, with or without amendment, a special resolution to amend the articles of the Company for the purpose of dividing the issued and outstanding common shares of the Company on a basis of a range of up to two (2) new shares for one (1) old share, subject to the actual determination by the board of directors and to be effective on or before July 29, 2011;

6.	to consider, and if deemed advisable, pass with or without variation, a resolution approving by- law 1A of the Company; and

7.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying management information circular (the “Information Circular”). The Information Circular is deemed to form part of this notice of meeting. Please read the Information Circular carefully before you vote on the matters being transacted at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed or faxed so as to reach or be deposited with the Company’s transfer agent, Computershare Trust Company of Canada, by fax at 1-866-249-7775 or 416-263-9524 or by mail or hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time set for the Meeting or any adjournment thereof.

DATED this 8th day of March, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Robert Pollock”
Robert Pollock
Chief Executive Officer

ENVOY CAPITAL GROUP INC.
INFORMATION CIRCULAR

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Envoy Capital Group Inc. (the “Company”) for use at the annual and special meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”) to be held on Friday, April 8, 2011 at 10:30 a.m. (Toronto time) at the Exchange Tower, 130 King Street West, Suite 2110, Toronto, Ontario M5X 1B1, and at any adjournment(s) thereof, for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”).

GENERAL PROXY INFORMATION

Solicitation of Proxies

Instruments of proxy must be received by the Company at the office of its transfer agent, Computershare Trust Company of Canada, by fax at 1-866-249-7775 or 416-263-9524 or by mail or hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the time set for the holding of the Meeting or any adjournment(s) thereof.

The instruments of proxy must be in writing and must be executed by the holder (the “Shareholder”) of common shares of the Company (“Common Shares”) or such Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed instruments of proxy are either representatives or directors or officers of the Company. Each Shareholder has the right to appoint a proxyholder other than the persons designated in the accompanying form of proxy furnished by the Company, who need not be a Shareholder, to attend and act for such Shareholder and on such Shareholder’s behalf at the Meeting. To exercise such right, the names of the persons designated by management on the accompanying form of proxy should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or such Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the office of the Company’s transfer agent, Computershare Trust Company of Canada, by fax at 1-866-249-7775 or 416-263-9524 or by mail or hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting prior to voting or any adjournment thereof and upon either of such deposits, the proxy is revoked.

Persons Making the Solicitation

The solicitation is made on behalf of the management of the Company. The cost of solicitation by management will be borne by the Company. As well, proxies will be solicited by mail and may also be solicited personally or by telephone by the directors or officers of the Company, who will not be specifically remunerated therefor.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of Common Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and form of proxy to the beneficial owners of such securities. The Company will provide, without cost to such persons, upon request to the Company, additional copies of the foregoing documents required for this purpose.

Advice to Beneficial Holders of Common Shares

Registered holders of Common Shares or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the Common Shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company will have caused its agent to distribute copies of the Notice of Meeting and this Information Circular (collectively, the “meeting materials”) as well as a proxy directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner (“NOBO”).

These meeting materials are being sent to both registered and Non-Registered Holders of Common Shares. If you are a Non-Registered Holder, and the Company or its agent has sent these meeting materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these meeting materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these meeting materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for proxy enclosed with mailings to NOBOs.

The meeting materials distributed by the Company’s agent to NOBOs include a proxy. Please carefully review the instructions on the proxy for completion and deposit.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner (“OBO”).

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies, such as Broadridge Financial Solutions, Inc., to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

1.

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Common Shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada in the manner set out above; or

2.

more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically, the Voting Instruction Form will consist of a one page pre-printed form. The purpose of this procedure is to permit the OBO to direct the voting of the Common Shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or voting instruction form is to be delivered.

Voting of Shares Represented by Management Proxy

On any ballot that may be called for at the Meeting, the Common Shares represented by each properly executed proxy in favour of the persons designated in the enclosed form of proxy received by the Company will, subject to Section 114 of the Business Corporations Act (Ontario) (the “OBCA”), be voted or withheld from voting in accordance with the specifications given by the Shareholder. In the absence of such specifications in an enclosed form of proxy where the Shareholder has appointed the persons whose names have been pre-printed in the enclosed form of proxy as the Shareholder’s nominee at the Meeting, the Common Shares represented by such proxies will be voted in respect of (i) the election of directors; (ii) the appointment of the Company’s auditor (including authorizing the directors of the Company to fix the auditor’s remuneration); (iii) the approval of the Company’s 2011 10% rolling stock option plan (the “Plan”); and (iv) the approval of by-law 1A of the Company (the “By-Law”).

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. Management knows of no such amendments or variations to matters identified in the Notice of Meeting or other matters to come before the Meeting. However, where a Shareholder has appointed the persons whose names have been pre-printed in the enclosed form of proxy as the Shareholder’s nominees at the Meeting, if any amendments or variations to matters identified in the Notice of Meeting or other matters which are not now known to management should properly come before the Meeting, the enclosed form of proxy may be voted on such matters in accordance with the best judgment of the person voting the proxy.

Notice to U.S. Shareholders

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since incorporation, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the approval of the Plan in so far as such persons are entitled to participate in the Plan.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company’s board of directors (the “Board”) has fixed the record date for determining Shareholders entitled to receive notice and to vote at the Meeting at the close of business (Toronto time) on February 17, 2011 (the “Record Date”). Only Shareholders of record at the close of business (Toronto time) on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The authorized capital of the Company consists of an unlimited number of Common Shares. As of the Record Date, the Company had 8,028,377 issued and outstanding Common Shares. Each Common Share carries the right to one vote. The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ECG” and on NASDAQ under the symbol “ECGI”.

As at the date of this Information Circular, to the knowledge of the directors and senior officers of the Company, except as set out in the table below, no person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of any class of voting securities of the Company, on a non-diluted basis.

Name	Number of Common Shares Owned or Directed	Percentage of Common Shares
Robert Pollock	or Controlled 1,200,000 or Directed	14.95%

As of the date of this Information Circular, the directors and executive officers of the Company, as group, beneficially owned, or controlled or directed, directly or indirectly, approximately 1,682,000 Common Shares, representing approximately 20.95% of the outstanding Common Shares.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

The Meeting has been called for the Shareholders to consider and, if thought appropriate, to pass resolutions in relation to each of the following matters:

Financial Statements

The Shareholders will receive and consider the Company’s audited consolidated financial statements for the fiscal year ended September 30, 2010 together with the auditor’s reports thereon.

Election of Directors

The Company’s Board presently consists of four directors, all of whom are elected annually. It is proposed that the number of directors for the ensuing year be fixed at four.

All of the nominees (each a “Nominee”, and together the “Nominees”) are currently members of the Board and each is proposed to be elected as a director to serve until the next annual meeting of Shareholders or until his successor is elected. Management does not contemplate that any of the Nominees will be unable to serve as a director. However, if a Nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Common Shares represented by proxies in favour of management representatives will be voted IN FAVOUR of the election of all of the Nominees whose names are set forth below unless a Shareholder has specified in their proxy that their Common Shares are to be withheld from voting on the election of directors.

The following table and the notes thereto state the names of all Nominees for election as directors, all other positions or offices with the Company now held by them, their principal occupations of employment, the year in which they became directors for the Company and the approximate number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each of them, as of the date hereof.

Name, Current Position with Company and Municipality of Residence	Present Principal Occupation(1)	When First Became Director	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1)

Robert Pollock Toronto, Ontario President & Chief Executive Officer	President and Chief Executive Officer of Primary Corp. Chief Executive Officer of Primary Capital Inc.	February 10, 2011	1,200,000

David Guebert(2)(3)(4) Calgary, Alberta Director	Chief Financial Officer of Primary Corp.	February 10, 2011	50,000

John K. Campbell(2)(3)(4) Vancouver, British Columbia Director	President of Teslin Mines Ltd.	February 10, 2011	100,000

Tim Sorensen(2)(3)(4) Toronto, Ontario Director	Director and President of Primary Capital Inc.	February 10, 2011	300,000

Notes
(1)         Information supplied by the Nominees.
(2)         Member of Audit Committee.
(3)         Member of the Compensation Committee.
(4)         Member of the Corporate Governance Committee.

Biographical Information

The following are brief biographical descriptions of the Nominees including their principal occupations for the five preceding years. Other than where noted below, to the Company’s knowledge, all of the companies referenced below are carrying on business as of the date hereof.

Robert Pollock – Director, President and Chief Executive Officer

Mr. Pollock is Director, President and Chief Executive Officer of Primary Corp. (TSX-V: PYC), a merchant banking company, and Director and Chief Executive Officer of Primary Capital Inc., an exempt market dealer. He served as Senior Vice President of Quest Capital Corp. from September 2003 to October 2006. He was formerly Vice President – Investment Banking at Dundee Securities Corporation and has 15 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Mr. Pollock holds an MBA from St. Mary’s University and a BA from Queen’s University.

Mr. Pollock’s principal occupations during the five preceding years are as follows: since February 10, 2011, he has been the Chief Executive Officer and a Director of the Company. Since August 2008, he has been the Director, Chief Executive Officer and President of Primary Corp. and since July 2008 he has been Director and Chief Executive Officer of Primary Capital Inc. From September 2003 to October 2006 he served as Senior Vice President of Quest Capital Corp.

David Guebert – Director

Mr. Guebert is a chartered accountant and certified public accountant with over 30 years of experience in finance and accounting, 20 of which were served as chief financial officer of public and private companies in the resource and technology sectors. He is currently the Chief Financial Officer of Primary Corp., a merchant banking company. He is also is the Chief Financial Officer of Cell-Loc Location Technologies Inc., a wireless location technology company. Mr. Guebert holds a B.Comm. from University of Saskatchewan.

Mr. Guebert’s principal occupations during the five preceding years are as follows: Since 2007, he has been Chief Financial Officer of Primary Corp. and since 2004 has been Chief Financial Officer of Cell-Loc Location Technologies Inc. Since 2010, he has also been a director of Advitech Inc., a biotech company.

John K. Campbell – Director

Mr. Campbell has been actively involved in the mining industry since the 1950s. He is currently a director of Primary Corp. and previously served as the president of Primary Corp.’s predecessor, TransAmerica Industries. Notable projects which he has been involved in include production oversight of Noranda’s 2000 ton per day iron ore mine on Vancouver Island. In addition, under his direction the Burnt Timber gold deposit in Manitoba was discovered and the Agua Blancas iodine property in Chile was developed to feasibility by Atacama Minerals. Mr. Campbell holds a law degree from the University of British Columbia.

Mr. Campbell’s principal occupation during the five preceding years is as follows: From 1985 to 2008, Mr. Campbell served as President of Trans-America Industries (a predecessor to Primary) Since 2008, he has been the President of Teslin Mines Ltd.

Tim Sorensen – Director

Mr. Sorensen is a Director and the President of Primary Capital Inc., an exempt market dealer. He recently joined Primary Capital from Macquarie Capital Markets Canada where he served as Divisional Director Head of Institutional Sales. Mr. Sorensen has over 14 years of capital markets experience in institutional sales and equity analysis. He has a CFA designation and holds an MBA and BComm from the University of Windsor.

Mr. Sorensen’s principal occupation during the five preceding years are as follows: he has been President of Primary Capital Inc. since November 2010. From January 2008 until September 2010, he was the Divisional Director Head of Institutional Sales of Macquarie Capital Markets Canada and prior to that, he was an institutional sales person from 2004 to 2008 with Orion Financial Inc., which became Macquarie Group in 2007.

Orders, Penalties and Bankruptcies

Except as disclosed below, to the Company’s knowledge, as of the date hereof, no Nominee:

(a)	is, or has been, within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

	(i)	was subject to an order that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)

was subject to an order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, or has been, within ten years before the date hereof, a director or executive officer of any company (including the Company) that, while such Nominee was acting in that capacity, or within a year of such Nominee ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such Nominee.

For the purposes of the above section, the term “order” means:

(d)	a cease trade order;

(e)	an order similar to a cease trade order;

(f)	an order that denied the relevant company access to any exemption under securities legislation, or

(g)	that was in effect for a period of more than 30 consecutive days.

John K. Campbell was a director of American Natural Energy Corp. ("American") from April 2000 to November 2010. In June 2003, each of the l'Autorite des marches financiers ("AMF"), the British Columbia Securities Commission ("BCSC") and the Manitoba Securities Commission ("MSC") issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in August and September 2003. Subsequently, during the period between May 2007 and March 2008, each of BCSC, the Ontario Securities Commission, the Alberta Securities Commission ("ASC") and AMF issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in October 2008.

To the Company’s knowledge, as of the date hereof, no Nominee has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for the Nominee.

Appointment of Auditors

The Board recommends that Shareholders vote in favour of a resolution approving the appointment of Meyers Norris Penny LLP as the Company’s auditors and authorizing the directors of the Company to fix their remuneration. Common Shares represented by proxies in favour of the management representatives will be voted IN FAVOUR of such resolution, unless a Shareholder has specified in their proxy that their Common Shares are to be withheld from voting on such resolution.

New Stock Option Plan

The Company desires to terminate any and all of its previously existing stock option plans and stock appreciation rights plans (collectively, the “Old Plans”) and replace the Old Plans with the Plan. No options or other rights to compensation are currently outstanding.

The following summary of the Plan is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is attached as Schedule “A” to this Information Circular.

The purpose of the Plan is intended to: (i) provide an incentive to Eligible Persons (as defined in the Plan) to further the development, growth and profitability of the Company; (ii) contribute in providing such Eligible Persons with a total compensation and rewards package; (iii) assist the Company in retaining and attracting employees and consultants with experience and ability; and (iv) encourage share ownership and provide Eligible Persons with proprietary interests in, and a greater concern for, the welfare of, and an incentive to continued service with, the Company.

The Plan is administered by the Board or a committee of the Board (the “Compensation Committee”), which has full and final authority with respect to granting of all options thereunder subject to the requirements of the TSX and other requirements of law.

The Plan authorizes the Board or the Compensation Committee, as applicable, to grant options to purchase Common Shares on the following terms and conditions:

  the aggregate number of Common Shares which may be issued pursuant to options granted under the Plan will not exceed that number which is equal to ten percent of the issued and outstanding Common Shares from time to time;

  any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Plan, and any exercises of options will make new grants available under the Plan effectively resulting in a re-loading of the number of options available to grant under the Plan;

  no single participant in the Plan and his, her or its associates may be granted options which could result in the issuance of Common Shares exceeding five percent of the issued and outstanding Common Shares, within a one year period, to such participant and his, her or its associates, in the aggregate;

  the number of Common Shares issuable to any single participant in the Plan pursuant to options, shall not exceed five percent of the issued and outstanding Common Shares;

  the number of Common Shares issuable to Insiders (as defined in the Securities Act (Ontario) (“Insiders”), at any time, under all share compensation arrangements, shall not exceed ten percent of the issued and outstanding Common Shares;

  the exercise price of an option shall not be less than the closing price on the day prior the date of grant of the option;

  options granted under the Plan will be granted for a term not to exceed ten years from the date of grant;

  in the event of the termination of a participant’s employment with the Company for cause or as a result of the participant’s voluntary resignation prior to normal retirement, such participant’s options will terminate three months from the date of such termination, and in the event of the retirement, death, physical or mental disability or termination (other than for cause) by the Company, the participant’s options will terminate 12 months from the date employment by the Company ceased, provided in each case that no options will be extended past their term except as provided below;

  the Board or Compensation Committee is entitled to extend the time during which a participant may exercise their options at its discretion provided that such extension does not extend past the maximum ten year term;

  during a participant’s lifetime, an option may not be assigned or transferred except to a participant’s trust; and

  the following amendments to the Plan will require Shareholder approval: (i) amendments to the maximum number of Common Shares that may be issued as a result of the grant of options pursuant to the Plan; (ii) amendments to the maximum number of options that may be granted to Insiders; (iii) amendments to extend the term of options granted to Insiders; (iv) amendments to reduce the exercise price of options granted to Insiders; (v) amendments to the manner in which the exercise price of options is determined; and (vi) amendments to the amending provisions of the Plan.

At the Meeting, Shareholders will be asked to consider, and if thought fit, approve the resolutions substantially in the form below to approve the Plan and authorize the issuance under the Plan of up to such number of Common Shares as is equal to ten percent of the aggregate number of Common Shares issued and outstanding from time to time (collectively, the “Stock Option Plan Resolutions”).

“BE IT RESOLVED THAT:

(a)	the Plan substantially in the form attached hereto as Schedule “A” be authorized and approved as the stock option plan of the Company;

(b)	the number of Common Shares of the Company issuable pursuant to the Plan be set at ten percent of the aggregate number of Common Shares of the Company issued and outstanding from time to time; and

(c)

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions.”

Approval of the Stock Option Plan Resolutions will be obtained if a majority of the votes cast are in favour thereof, excluding votes attaching to Common Shares held by any Insiders entitled to receive a benefit under the Plan. As of March 8, 2011, to the Company’s knowledge, such Insiders hold an aggregate of approximately 1,682,000 Common Shares.

The Board has concluded that the Plan is in the best interests of the Company and the Shareholders. Accordingly, the Board recommends that the Shareholders vote IN FAVOUR of the Stock Option Plan Resolutions. The management representatives named in the attached form of proxy intend to vote the Common Shares represented by such proxy IN FAVOUR of the approval of the Stock Option Plan Resolutions unless a Shareholder specifies in the proxy that their Common Shares are to be voted against the approval of the Stock Option Plan Resolutions.

After the Plan is approved at the Meeting, the Plan will be subject to Shareholder approval on or before April 8, 2014 and then every three years thereafter.

Stock Split

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve a special resolution (the “Stock Split Resolution”) the full text of which is set out below, amending the articles of the Company to divide the issued and outstanding Common Shares on a basis of a range of up to two (2) new shares for one (1) old share (the “Stock Split”). The actual ratio for the Stock Split is to be determined by the Board and is to be effective for shareholders on a record date to be determined on or before July 29, 2011. The Stock Split has already received the conditional approval of the TSX. The following chart discloses the change in issued and outstanding shares under different stock split ratios:

Stock Split Ratio	1.5:1 (i.e. equivalent to 3:2)	1.75:1 (i.e. equivalent to 7:4)	2:1
Pre-Split (1)	8,028,377	8,028,377	8,028,377
Post-Split	12,042,565	14,049,659	16,056,754

Note:
(1) Issued and outstanding Common Shares as at the Record Date.

The Board believes that having a greater number of Common Shares at a reduced price per share will enhance liquidity, increase investor interest in the Company and its business, bring the trading price into a more accessible range for retail investors and encourage a wider distribution of the Common Shares.

The Stock Split will not change the rights of holders of Common Shares. Each Common Share outstanding after the Stock Split will be entitled to one vote and will be fully paid and non-assessable. No fractional shares will be issued. Fractional shares will be rounded up such that shareholders entitled to receive a fraction of a Common Share outstanding after the Stock Split will be entitled to receive a whole Common Share.

Under existing Canadian income tax law and taking into account all published proposals and amendments, the proposed Stock Split will not result in taxable income or in any gain or loss to the holders of Common Shares. In computing any gain or loss on the disposition of the Common Shares, holders of Common Shares will be required to reduce the adjusted cost base of each Common Share to an amount equal to up to one half of the adjusted cost base of each Common Share currently held, depending on the ratio used for the Stock Split.

If the Stock Split Resolution is passed and all regulatory approvals are obtained, it is expected that the record date for the Stock Split will be on or before July 29, 2011. If approved, the Stock Split will be completed by the “push out” method. Accordingly, Shareholders of record on the Record Date for the Share Split will retain the Common Shares that they currently hold and will be provided with certificates representing the additional Common Shares issued in connection with the Stock Split.

At the Meeting, Shareholders will be asked to consider, and if thought fit, approve the resolutions substantially in the form noted below to approve the Stock Split Resolution.

“BE IT RESOLVED THAT:

1.

pursuant to section 168(1)(i) of the OBCA, the articles of the Company be and are hereby amended to divide the issued and outstanding Common Shares on a basis of a range of up to two (2) new shares for one (1) old share to be determined by the Board and to be effective on a record date to be determined on or before July 29, 2011;

2.

Shareholders will not be entitled to receive any fractional shares on the aforesaid division, and in lieu of fractional Common Shares, Shareholders otherwise entitled to a fraction of a Common Share, will receive a whole Common Share;

3.	the directors of the Company may, in their discretion, without further approval of the Shareholders, revoke this special resolution at any time prior to the final implementation of the division; and

4.

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolution.”

To be approved, the Stock Split Resolution to give effect to the Stock Split must be passed by not less than two-thirds of the votes cast thereon by Shareholders, present in person or represented by proxy at the Meeting. The Board has concluded that the Stock Split is in the best interests of the Company and the Shareholders. Accordingly, the Board recommends that the Shareholders vote IN FAVOUR of the Stock Split Resolution. The management representatives named in the attached form of proxy intend to vote the Common Shares represented by such proxy IN FAVOUR of the approval of the Stock Split Resolution unless a Shareholder specifies in the proxy that their Common Shares are to be voted against the approval of the Stock Split Resolution.

Adoption of By-law 1A

The Company desires to repeal its by-law 1 (the “Original By-law”) and replace it with the By-law in order to ensure that its by-laws are consistent with the current provisions of the OBCA. The By-law is substantially similar to the Original By-law provided that, among other things:

  it reduces the Canadian residency requirements from a majority of the members of the Board to 25% of the members of the Board;

  it expands the indemnity provisions for directors and officers to apply to situations where a director or officer of the Company acts as a director or officer of another entity at the Company’s request;

  it removes the requirement for the Company to indemnify a director or officer for any costs, charges and expenses reasonably incurred in connection with a civil, criminal or administrative defence if such person was substantially successful on the merits of their defence; and

  it clarifies that all transfers of securities of the Company must be made in compliance with the
  Securities Transfer Act (Ontario).

The foregoing summary of the By-law is intended to be a brief description of the By-law and is qualified in its entirety by the full text of the By-law which is attached as Schedule “B” to this Information Circular.

At the Meeting, Shareholders will be asked to consider, and if thought fit, approve the resolutions substantially in the form noted below to approve the By-law (collectively, the “By-law Resolutions”).

“BE IT RESOLVED THAT:

(a)	the By-law substantially in the form attached hereto as Schedule “B” be authorized and approved as the by-law of the Company; and

(b)

any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions.”

Approval of the By-law will be obtained if a majority of the votes cast are in favour thereof.

The Board has concluded that the By-law is in the best interests of the Company and the Shareholders. Accordingly, the Board recommends that the Shareholders vote IN FAVOUR of the By-law Resolutions. The management representatives named in the attached form of proxy intend to vote the Common Shares represented by such proxy IN FAVOUR of the approval of the By-law Resolutions unless a Shareholder specifies in the proxy that their Common Shares are to be voted against the approval of the By-law Resolutions.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

During the financial year ended September 30, 2010, the Company’s executive compensation program was intended to be consistent with the Company’s business plans, strategies and goals, while taking into account various factors and criteria, including competitive factors and the Company’s performance; to provide an appropriate overall compensation package that would permit the Company to attract and retain highly qualified and experienced senior executives; and to encourage superior performance by the Company. The Company’s compensation policies were intended to motivate individuals to achieve and then to award compensation based on corporate and individual results.

The Compensation Committee reviewed and determined the compensation of each Named Executive Officer (as defined in “Summary Compensation” below) of the Company, other than those Named Executive Officers employed by Watt International Inc. (“Watt”), one of the Company’s subsidiaries. The compensation of Named Executive Officers employed by Watt was based on the Chief Executive Officer’s evaluation of their performance and Watt’s profitability.

In conducting the review, the Compensation Committee considered, among other things, individual performance assessments, the Company’s performance, the alignment with and balance between short and longer-term performance goals, the value of incentive awards paid to similar positions in comparable companies and previous incentive awards. From time to time, the Compensation Committee uses the services of an independent external compensation consultant to review the competitiveness of compensation arrangements.

The compensation of all Named Executive Officers (as defined below) consisted of a base salary, bonus and, on a going forward basis will include, if implemented, participation in the Plan. The Compensation Committee did not rely on any specific objectives or measures to measure individual performance, other than in the case of Mr. Genovese, the previous President and Chief Executive Officer of Envoy Capital Group Monaco S.A.M. (“ECGM”), whose individual performance was recognized by measuring the achievement of specific objectives that were related to concrete, measurable elements, including net income and earnings per share. Base salary levels were based on responsibility, experience, knowledge and on internal equity criteria and external pay practices. In appropriate circumstances, cash compensation was augmented by the payment of bonuses with the intention that overall compensation be more closely aligned to the profitability of the Company or to the Named Executive Officer’s individual’s performance. The Plan, if implemented, is intended to provide long term rewards linked directly to the market value of the Common Shares.

Salary

In the past, the salary for each of the Named Executive Officers was targeted at the median of an applicable comparator group. The Compensation Committee did not rely on any comparator groups to determine salaries for the Company’s most recent financial year. Actual salaries take into consideration the individual’s position and responsibilities with the Company and their contribution to the Company’s performance.

Annual Bonus

Each Named Executive Officer had an opportunity to earn an annual performance bonus. Generally, the target bonus for each Named Executive Officer was expressed as a percentage of base salary and was commensurate with bonuses which were competitive in the industry for the position. The Compensation Committee does not rely on benchmarks in its determination of whether or not bonuses were to be paid to Named Executive Officers. Any bonus that was paid was limited to 100% of the Named Executive Officer’s base salary and was based on the achievement by the Company of specific annual earnings before taxes targets, as well as individual performance.

Long Term Incentives

All previously granted options under any existing stock option plans have expired. The Company proposes to adopt a new Plan that is designed to encourage all eligible employees, officers and directors of the Company and its shareholders to align their interests directly with those of shareholders and to benefit shareholders by allowing the Company and its subsidiaries to attract and retain employees. Details of the Plan is set out about under the heading “Particulars of Matters to be Acted Upon – New Stock Option Plan”.

If the Plan is approved, the Compensation Committee will be responsible for administering the Plan, including reporting and, where appropriate, providing recommendations to the Board on the Plan.

President and Chief Executive Officer’s Compensation

During the financial year ended September 30, 2010, compensation for the President and Chief Executive Officer of ECGM was intended to reflect a fair evaluation of his overall performance, responsibility and experience and was intended to be competitive with levels of compensation of comparable companies. An analysis of the President and Chief Executive Officer’s performance was based on actual performance, performance relative to anticipated plans and the effectiveness and appropriateness of strategies designed to address those factors.

Compensation ranges designed to recognize level of responsibility and performance were based on compensation paid for the same position in comparable companies and were examined to ensure that the compensation awarded by the Company was competitive and adequate.

Future Compensation

Given the restructuring of the Board and the Company’s Management on February 10, 2011, the Company is examining its compensation practises in order to determine the most suitable compensation approach going forward.

Performance Graph

The following graph compares the Company’s cumulative total shareholder return (assuming an investment of $100 on October 1, 2005) on the Common Shares during the period October 1, 2005 to October 1, 2010 with the cumulative total return of the S&P/TSX Composite Total Return Index during the same period. The Common Share price performance as set out in the graph does not necessarily indicate future price performance.

	2005	2006	2007	2008	2009	2010
Corporation	$100.00	$102.89	$119.83	$87.19	$57.02	$37.19
S&P/TSX Composite Total Return Index	$100.00	$106.80	$128.96	$106.37	$100.54	$112.27

During the period from 2005 to 2007, management compensation levels tracked the price of the Common Shares relatively closely. As the price of the Common Shares has declined in the last few years, management compensation has remained relatively flat, with only minimal performance-based awards during that period.

Option-based Awards

The Company did not award any options during the financial year ended September 30, 2010. If approved by the Shareholders, the Company will establish the Plan pursuant to which options to purchase Common Shares may be granted to Eligible Persons (as defined in the Plan) at exercise prices to be fixed by the Compensation Committee, subject to limitations imposed by the TSX or any stock exchange on which the Common Shares are listed for trading and any other regulatory authority having jurisdiction in such matters. See “Particulars of Matters to be Acted Upon – Stock Option Plan”.

Summary Compensation Table

The following table sets forth all compensation for the financial years ended September 30, 2008, 2009 and 2010 paid to the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated officers who served as executive officers of the Company and made more than $150,000, all as at the end of the Company’s most recently completed financial year (the “Named Executive Officers”):

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation		Pension Value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
J. Joseph Leeder[1] Former Chief Executive Officer	2010	$75,000	Nil	Nil	Nil	Nil	Nil	Nil	$75,000
	2009	$329,167	Nil	Nil	Nil	Nil	Nil	$18,000	$347,167
	2008	$400,000	Nil	Nil	Nil	Nil	Nil	$20,603	$420,603

Andrew Patient[2] Interim Chief Financial Officer Former Chief Executive Officer and Chief Financial Officer	2010	$290,000	Nil	Nil	Nil	Nil	Nil	$6,000	$296,000
	2009	$290,000	Nil	Nil	Nil	Nil	Nil	$6,000	$296,000
	2008	$185,000	Nil	Nil	Nil	Nil	Nil	$6,000	$191,000
Geoffrey B. Genovese[3,4] Former President and Chief Executive Officer, ECGM	2010	$1,017,474	Nil	Nil	Nil	Nil	Nil	Nil	$1,017,474
	2009	$1,172,076	Nil	Nil	Nil	Nil	Nil	Nil	$1,172,076
	2008	$550,000	Nil	Nil	Nil	Nil	Nil	$483,703[5]	$1,033,703
John H. Bailey[4,6] Former Executive Vice President and Corporate Secretary, ECGM	2010	$136,529	Nil	Nil	Nil	Nil	Nil	Nil	$136,529
	2009	$545,030	Nil	Nil	Nil	Nil	Nil	Nil	$545,030
	2008	$300,000	Nil	Nil	Nil	Nil	Nil	Nil	$300,000
Mike Grace[7] Former Chief Financial Officer, and Chief Financial Officer of Watt	2010	$193,500	Nil	Nil	Nil	Nil	Nil	Nil	$193,500
	2009	$185,000	Nil	Nil	Nil	Nil	Nil	Nil	$185,000
	2008	$185,000	Nil	Nil	Nil	Nil	Nil	Nil	$185,000

Note:

1.

Mr. Leeder ceased to serve as President and Chief Executive Officer of the Company on December 31, 2009, having been appointed to that position on January 1, 2009. Prior to January 1, 2009, Mr. Leeder was Chief Financial Officer of the Company.

2.

Mr. Patient was appointed President and Chief Executive Officer of the Company on December 22, 2009. Mr. Patient ceased to serve as President and Chief Executive Officer of the Company on February 10, 2011. From December 16, 2008 to December 22, 2009, Mr. Patient was Chief Financial Officer of the Company. Prior to December 16, 2008, Mr. Patient was Director of Finance of the Company.

3.

Mr. Genovese became President and Chief Executive Officer of ECGM on December 15, 2008. Until January 1, 2009, Mr. Genovese was Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Genovese ceased to be President and Chief Executive Officer of ECGM on February 10, 2011.

4.

The compensation of Messrs. Genovese and Bailey for fiscal 2009 and 2010 was paid in Euros. During fiscal 2009, the average rate of exchange for the conversion of one Euro into Canadian dollars was $1.6279 (Cdn $1.00 equals Euro 0.6143). During fiscal 2010, the average rate of exchange for the conversion of one Euro into Canadian dollars was $1.3671 (Cdn $1.00 equals Euro 0.7315).

5.	Included in this amount is $300,000 which was paid to a corporation related to Mr. Genovese as an annual management fee.

6.

Mr. Bailey ceased to serve as Executive Vice President and Corporate Secretary of ECGM on December 31, 2009. Until January 1, 2009, Mr. Bailey was Executive Vice President and Secretary of the Company.

7.	Mr. Grace served as Chief Financial Officer of the Company from January 1, 2010 to February 10, 2011. Mr. Grace continues to serve as Chief Financial Officer, Watt.

Incentive Plan Award

No option-based or share-based awards to any Named Executive Officer or director were outstanding as of September 30, 2010, including awards granted before the most recently completed financial year.

Pension Plan Benefits

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitute an expense to the Company.

Termination and Change of Control Benefits

The Company and ECGM and Watt have entered into certain contracts, agreements, plans or arrangements that provide for payments to certain Named Executive Officers at, following or in connection with any termination, resignation, retirement, Change of Control (as defined below) of the Company or a change in certain Named Executive Officers’ responsibilities, as discussed below. Certain Named Executive Officers’ employment agreements provide for severance payments in the event that such Named Executive Officer terminates his or her employment upon a “Change of Control” of the Company, which is defined in such agreements to include (a) the acquisition by any person of 20% or more of the Company’s voting securities; (b) any transaction as a result of which holders of the Company’s voting securities immediately prior to such transaction own less than 50% of voting securities (including securities of any successor corporation) upon the consummation of such transaction; (c) the sale of substantially all of the Company’s assets other than to a wholly-owned subsidiary; (d) the acquisition by any person of 45% or more of the Company’s outstanding capital stock or voting power, including rights to acquire such outstanding capital stock or voting power; and (e) individuals who constitute the Board at the beginning of any period of two consecutive years cease for any reason to constitute a majority of the Board, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least a majority of the directors then in office who were directors at the beginning of the period.

Effective February 10, 2011, Robert Pollock was appointed as the Chief Executive Officer of the Company. Mr. Pollock has not currently entered into an agreement which sets forth the terms of his compensation or provides for payment upon termination, resignation, retirement or Change of Control. Andrew Patient was appointed as Interim Chief Financial Officer of the Company on February 10, 2011. Mr. Patient’s contract currently runs through June 30, 2011 and provides for a monthly compensation of $24,167. Mr. Patient served as President and Chief Executive Officer of the Company from January 1, 2010 to February 10, 2011, at an annual base salary of $290,000, together with an annual bonus of up to 100% of salary at the discretion of the Compensation Committee (see “Restructuring” below). The agreement had provided for a severance payment equal to the greater of (1) $290,000 and (2) an amount equal to one times the total remuneration and other compensation paid to Mr. Patient during the 12 month financial period of the Company immediately preceding termination. From January 1, 2009 to January 1, 2010, Mr. Patient was Chief Financial Officer of the Company. Prior to January 1, 2009, Mr. Patient was Director of Finance of the Company. Upon the termination of Mr. Patient’s contract as President and Chief Executive Officer, he was paid $297,385 in accordance with the terms of his employment agreement.

Mike Grace served as the Company’s Chief Financial Officer from January 1, 2010 to February 10, 2011 in addition to his duties as Executive Vice President, Finance and Operations at the Company’s wholly-owned subsidiary, Watt International Inc. Mr. Grace’s contract with Watt International provides for a base salary of $174,000. In addition, Mr. Grace’s contract with Envoy provided for a base salary of $26,000. In addition to base salary, the contract with Watt International provides for a severance payment equivalent to his base salary for a period of one year, if his employment is terminated, without cause, by Watt International Inc.

Geoffrey B. Genovese ceased to serve as President and Chief Executive Officer of ECGM on February 10, 2011. Mr. Genovese’s employment agreement as President and Chief Executive Officer of ECGM had provided for an annual base salary of 720,000 Euros (Cdn $1,017,474), together with an annual bonus of up to 100% of salary, based on pre-set specific performance criteria approved annually, in advance, by the Compensation Committee of the Board. The agreement had provided for a severance payment equal to the greater of (1) 3,950,000 Euros (Cdn $5,391,750) and (2) an amount equal to 200,000 Euros (Cdn $273,420) plus an amount equal to three times the total remuneration and other compensation paid to Mr. Genovese during (a) the 12 month financial period of ECGM immediately preceding termination (the “First 12 Month Financial Period”) or (b) the 12 month financial period of ECGM immediately preceding the First 12 Month Financial Period (the “Second 12 Month Financial Period”) or (c) the 12 month financial period of ECGM immediately preceding the Second 12 Month Financial Period, whichever was greater, if Mr. Genovese’s employment was terminated by ECGM without cause or if there was a Change of Control of the Corporation and Mr. Genovese elected to terminate his employment with ECGM. In addition, if there was a Change of Control of the Corporation, Mr. Genovese was entitled to receive, at the sole discretion of the Compensation Committee, a one-time bonus of up to a maximum of 700,000 Euros (Cdn$1,139,530). All amounts payable to Mr. Genovese by ECGM under this agreement had been guaranteed by the Corporation. Until January 1, 2009, Mr. Genovese was Chairman of the Board, President and Chief Executive Officer of the Corporation. No compensation was provided to Mr. Genovese in connection with his resignation as Chairman of the Board, President and Chief Executive Officer of the Corporation. Mr. Genovese’s employment agreement as President and Chief Executive Officer of the Corporation had provided for an annual base salary of $550,000, together with an annual bonus of up to 100% of salary and fees paid to Mr. Genovese’s management company, based on pre-set specific performance criteria approved annually, in advance, by the Compensation Committee. Upon Mr. Genovese’s departure, he was paid 3,950,000 Euros (Cdn $5,391,750) in accordance with the terms of his employment agreement.

Patrick Rodmell, President and CEO of Watt, is paid an annual base salary of $328,000, together with an annual cash bonus based on the performance of Watt. Mr. Rodmell’s employment agreement provides for a severance payment equivalent to his base salary for a period of one year if his employment is terminated as a result of a change in control in Envoy, as defined above John H. Bailey ceased to serve as Executive Vice President and Corporate Secretary of ECGM on December 31, 2009. Mr. Bailey’s employment agreement as Executive Vice President and Corporate Secretary of ECGM provided for an annual base salary of 350,000 Euros. Mr. Bailey was also eligible to receive, in the discretion of the Compensation Committee, an annual bonus, based on pre-set specific performance criteria approved annually, in advance, by the Compensation Committee. This agreement provided for a severance payment of an amount equal to three times the total remuneration and other compensation paid to Mr. Bailey during (a) the First 12 Month Financial Period or (b) the Second 12 Month Financial Period or (c) the 12 month financial period of ECGM immediately preceding the Second 12 Month Financial Period, whichever was greater, if Mr. Bailey’s employment was terminated without cause by ECGM or if there was a Change of Control of the Company and Mr. Bailey elected to terminate his employment with ECGM. The severance payment would not be less than 1,050,000 Euros if the First 12 Month Financial Period was less than 12 full months. All amounts payable to Mr. Bailey by ECGM under the agreement were guaranteed by the Company. Upon Mr. Bailey’s ceasing to serve as Executive Vice President and Corporate Secretary of ECGM, he was paid 1,050,000 Euros (CDN $1,614,900 as at December 31, 2009) in accordance with the terms of his employment agreement, and Mr. Bailey agreed to transfer all shares in ECGM owned by him to a third party.

Joseph Leeder ceased to serve as President and Chief Executive Officer of the Company on January 1, 2010. Prior to January 1, 2009, Mr. Leeder was Chief Financial Officer of the Company. Mr. Leeder’s employment agreement had provided for an annual base salary of $300,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Compensation Committee. Mr. Leeder’s employment agreement provided for a severance payment equal to the greater of (1) $800,000 and (2) an amount equal to two times the total remuneration and other compensation earned by Mr. Leeder during the 12 month financial period of the Company immediately preceding termination, if Mr. Leeder’s employment was terminated by the Company without cause or if there was a Change of Control of the Company and Mr. Leeder elected to terminate his employment with the Company. Upon Mr. Leeder’s departure, he was paid $800,000 in accordance with the terms of his employment agreement.

Director Compensation

Each year, the Nominating and Corporate Governance Committee reviews how directors are compensated for serving on the Board and its committees. It compares their compensation to that of similar companies and recommends any changes to the Board. During the year ended September 30, 2010, all non-management directors of the Company were compensated for their services as directors and members of a committee through a combination of annual and meeting attendance fees. Linda Gilbert, David Hull and David Parkes were each entitled to receive an annual director’s/committee member’s fee of $30,000. A non-management director received an additional annual fee for presiding over a committee of the Board as follows: Audit Committee – $40,000; Nominating and Corporate Governance Committee – $5,000; Compensation Committee – $20,000. In addition, each director received an attendance fee of $1,000 for each Board or committee meeting attended. Directors are entitled to be reimbursed for expenses incurred by them in their capacity as directors. No compensation is paid to directors who are also executive officers of the Company or any of its subsidiaries for their services as directors.

Future Compensation

Given the restructuring of the Board and the Company’s Management on February 10, 2011, the Company is examining its compensation practises in order to determine what makes sense going forward.

DIRECTOR COMPENSATION TABLE

The following table sets forth all compensation for the financial year ended September 30, 2010 paid to the director’s of the Company, with the exception of Geoff Genovese who is also a NEO:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David Hull	$75,000	Nil	Nil	Nil	Nil	Nil	$ 75,000
Linda Gilbert	$60,000	Nil	Nil	Nil	Nil	Nil	$60,000
David Parkes	$95,000	Nil	Nil	Nil	Nil	Nil	$95,000
John H. Bailey(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:

1.	Mr. Bailey resigned as a director on December 31, 2009. The Board determined not to replace Mr. Bailey and therefore resolved to reduce the number of directors from five to four.

Directors’ and Officers’ Liability Insurance

The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $5,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $50,000 for securities or employment practices claims and no deductible for all other claims. The deductible is the responsibility of the Company. The annual premium of $45,000 was paid by the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s corporate governance disclosure obligations are set out in National Instrument 58-101 —Disclosure of Corporate Governance Practices (“NI 58-101”), National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”) and National Instrument 52-110 — Audit Committees (“NI 52-110”, and collectively, the “Guidelines”) as well as the corporate governance guidelines and requirements enacted by NASDAQ and by the U.S. Securities and Exchange Commission under its rules and those mandated by the United States Sarbanes-Oxley Act of 2002. The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines.

As new regulations come into effect, the Nominating and Corporate Governance Committee and the Company’s Board will continue to review the Company’s corporate governance practices and make appropriate changes.

Set out below is a description of the Company’s approach to corporate governance in relation to the Guidelines.

Board of Directors

The articles of the Company provide that there shall be a Board of not less than three or more than ten directors. There are currently four directors of the Company. NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of “independent” directors (within the meaning of such term in NI 58-101).

The Board, on the recommendation of the Nominating and Corporate Governance Committee, is responsible for determining whether or not each director is independent. To achieve this, the Board analyses all of the relationships each director has with the Company and its subsidiaries in light of the concept of independence in NI 58-101 and director independence standards adopted by the Board. In general, a director who meets these standards and who does not otherwise have a material relationship with the Company would be considered independent. Based on the information provided by each director, and having considered the independence standards mentioned above, the Board determined that three of the Company’s four directors during the fiscal year ended September 30, 2010 were independent within the meaning of such term in NI 58-101 and that three of the four current directors are also independent. The three independent directors during the fiscal year ended September 30, 2010 were Linda Gilbert, David Hull and David Parkes (the “Former Independent Directors”). Geoffrey B. Genovese was considered to have a material relationship with the Company by virtue of his executive officer position with ECGM. Currently, David Guebert, John K. Campbell and Tim Sorensen (the “New Independent Directors”) are the independent directors. Robert Pollock is not independent because he is the Chief Executive Officer of the Company.

During the year ended September 30, 2010, no directors served on the boards of directors of other public companies, other than David Parkes. Mr. Parkes was a director of Mitec Telecom Ltd., a manufacturer of radio frequency products based in Quebec, Canada, and Datex Technologies Corporation, a billing software and customer management solutions provider based in Ontario, Canada. Currently, Robert Pollock and John K. Campbell serve on the board of directors of Primary Corp., a TSX Venture Exchange listed company. Mr. Pollock is also a director of INV Metals Inc., a minerals resource company, and MTC Growth Fund-I Inc.

The Board has adopted the policy that the positions of Chairman of the Board (the “Chair”) and President and Chief Executive Officer should be separate. The Chair is an independent director with responsibility to ensure that the Board discharges its responsibilities effectively and independently of management. The Chair also chairs meetings of directors. The Board has determined that the Chair shall be appointed by the Board based on the recommendations of the Nominating and Corporate Governance Committee. On January 1, 2009, David Hull was appointed the Chair, replacing Geoffrey B. Genovese. Currently, none of the directors are acting as Chair.

Since October 1, 2009, the Board has held 11 meetings. The attendance of the directors at such meetings was as follows:

Director	Board Meetings During Fiscal 2010	Board Meetings Since September 30, 2010	Total
David Hull [1]	8 of 8	3 of 3	11 of 11
Geoff Genovese [1]	8 of 8	3 of 3	11 of 11
Linda Gilbert [1]	8 of 8	3 of 3	11 of 11
David Parkes [1]	8 of 8	3 of 3	11 of 11
John Bailey [2]	3 of 8	-	3 of 8
Robert Pollock[1]	-	1 of 1	1 of 1
Tim Sorensen[1]	-	1 of 1	1 of 1
Dave Guebert[1]	-	1 of 1	1 of 1
John Campbell[1]	-	1 of 1	1 of 1

NOTES:

1.

Messrs. Hull, Genovese and Parkes and Ms. Gilbert resigned as a directors and members of the three Board Committees on February 10, 2011 and were replaced by Messrs. Pollock, Sorensen, Guebert and Campbell.

2.	Mr. Bailey resigned as a director on December 31, 2009 and was not replaced.

In addition, since October 1, 2009, at which Mr. Genovese and management were not eligible to attend, nine meetings of the Audit Committee, three meetings of the Compensation Committee and two meetings of the Nominating and Corporate Governance Committee.

Mandate of the Board

The Board has adopted a Board Mandate, under the title “Envoy Capital Group Inc. — Corporate Governance Guidelines”. A copy of the Board Mandate is attached to this Information Circular as Schedule “C” and is also available in the Governance section of the Company’s website at www.envoy.to, on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

The Board has the responsibility for the overall stewardship of the Company, establishing the overall policies and standards for the Company in the operation of its businesses, and reviewing and approving the Company’s strategic plans. In addition, the Board monitors and assesses overall performance and progress in meeting the Company’s goals. Day to day management is the responsibility of the Chief Executive Officer and senior management.

In addition to the Board’s statutory responsibilities under the OBCA, the Board’s “stewardship” responsibilities include the following: (a) assessing the principal risks arising from or incidental to the business activities of the Company; (b) appointing all senior executives of the Company and, through the Compensation Committee, developing and implementing the executive compensation policies and reviewing the performance of the Chief Executive Officer with reference to the Company’s policies, stated budget and other objectives; (c) overseeing the Company’s policies regarding public communications, investor relations and shareholder communications; and (d) monitoring and assessing, through the Audit Committee, the scope, implementation and integrity of the Company’s internal information, audit and control systems.

Board Committees

The directors have established the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee to focus resources and expertise in certain areas of the Board’s mandate.

Audit Committee

General

During fiscal 2010, the Audit Committee was comprised of the Former Independent Directors, being David Parkes (Chair), Linda Gilbert and David Hull. Following the resignations of the Former Independent Directors on February 10, 2011, the New Independent Directors, being David Guebert, John K. Campbell and Tim Sorenson, were appointed to the Audit Committee. Among other things, the Audit Committee is responsible for reviewing the Company’s annual and quarterly consolidated financial statements and reporting to the Board in connection therewith. The Audit Committee is governed by the Audit Committee Charter which specifies the auditor’s accountability to the Board and the authority of the Audit Committee in compliance with NI 52-110. A copy of the Audit Committee Charter is attached to this Information Circular as Schedule “D” and is also available in the Governance section of the Company’s website at www.envoy.to, on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

Compensation Committee

The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities relating to the compensation, nomination, evaluation and succession of the executive officers of the Company; the administration of the Plan if approved; and the review of executive compensation disclosure. During the year ended September 30, 2010, the Compensation Committee was comprised of the Former Independent Directors. Following the Former Independent Directors’ resignations on February 10, 2011, the new Independent Directors were appointed to the Compensation Committee. A copy of the Compensation Committee Charter is available in the Governance section of the Company’s website at www.envoy.to, on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

Nominating and Corporate Governance Committee

The Board has delegated to the Nominating and Corporate Governance Committee responsibility for coordinating and managing the process of recruiting, interviewing and recommending candidates to the Board; developing and recommending standards of performance of the Board as a whole, its committees and individual directors; assessing the effectiveness of the Board as a whole and its committees and the contribution of individual directors; making recommendations to the Board regarding the composition of committees of the Board; providing new directors with an orientation program through a review of past Board materials and other public and private documents concerning the Company; reviewing and making recommendations to the Board with respect to developments in the area of corporate governance and the structure and practices of the Board; and reviewing and assessing compliance by the Company with applicable corporate governance rules and guidelines established by securities regulators and stock exchanges. During the year ended September 30, 2010, the Nominating and Corporate Governance Committee was comprised of the Former Independent Directors. Following the Former Independent Directors’ resignations on February 10, 2011, the New Independent Directors were appointed to the Nominating and Corporate Governance Committee.

The Board aims to have a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues that the Board must deal with. The Board reviews each director’s contribution through the Nominating and Corporate Governance Committee and determines whether the Board’s size allows it to function efficiently and effectively. The Nominating and Corporate Governance Committee is mandated to review the size of the Board from time to time and recommend changes in size when appropriate.

As part of its charter, the Nominating and Corporate Governance Committee is required to survey every year all directors on the effectiveness and performance of the Board and the Board’s committees, as well as individual directors. This is done primarily by distributing questionnaires to each director and will often include individual interviews with the chair of the Nominating and Corporate Governance Committee.

A copy of the Nominating and Corporate Governance Committee Charter is available in the Governance section of the Company’s website at www.envoy.to, on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

Position Descriptions

The Board has broad responsibility for supervising the management of the business and the Company’s affairs. The Chair was responsible for establishing the agenda for each Board meeting and ensuring agenda items were dealt with. A new Chair has not yet been approved. The Board has not found it necessary to develop specific position descriptions for the chair of Board committees. The Board is currently of the view that the general mandates of committees on which such directors may sit are sufficient to delineate the role and responsibilities of the chair of each committee.

Orientation and Continuing Education

New directors are given the opportunity to individually meet with members of senior management to improve their understanding of the Company’s business. All directors have regular access to senior management to discuss Board presentations and other matters of interest.

The Company also gives directors a reference manual, which contains information about the Company’s history and current status, corporate governance materials, its investments and its shareholders. This reference manual is updated regularly. It includes the Company’s Code of Business Conduct, which also applies to the directors, as well as governance and responsibilities of the Board and its committees, and a description of the duties and obligations of directors. As part of its mandate, the Nominating and Corporate Governance Committee is also responsible for providing orientation and continuing education for all board members, including reimbursing costs of attending certain outside director education programs. During their regular scheduled Board meetings, directors are given presentations on various aspects of the Company’s business.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct (the “Code”). All of the Company’s employees, directors and officers must follow the Code, which provides guidelines for ethical behaviour. A copy of the Code is available in the Governance section of the Company’s website at www.envoy.to, on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

The Code sets out in detail the principles and general business tenets and ethics and compliance policies applicable to the Company’s business and activities. The Code addresses topics such as: honest and ethical conduct and conflicts of interest; compliance with applicable laws and Corporation policies and procedures; business integrity and fair dealing; public disclosure; use of corporate property and opportunities; confidentiality; compliance with insider trading and other legal requirements; and records and document retention.

The Board expects all employees at all levels of the companies within its group, as well as officers, directors, customers, suppliers, vendors, contractors and partners, to read, understand and comply with the Code. If any employee is uncertain about a situation, the employee is expected to refer the matter to a supervisor or human resources representative. All employees are also expected to report in good faith any violations or potential violations of the Code and to co-operate in internal investigations about a reported violation. Supervisors are expected to answer employee questions about the Code or direct them to the right source of information; provide timely advice and guidance to employees on ethics and compliance concerns; handle all employee reports promptly and confidentially; encourage employees to ask questions and get advice before they act; and report in good faith any violations of the Code or situations that could result in violations to the Company’s Chief Executive Officer. In addition to employees’ and supervisors’ responsibilities detailed above, senior management has the responsibility to continuously promote ethical business conduct, in line with the Company’s values and general business principles.

The Nominating and Corporate Governance Committee monitors compliance with the Code, provided that all issues and concerns specifically related to accounting, internal financial controls and/or auditing will be reviewed and forwarded to the Audit Committee.

No material change report has been filed since October 1, 2010 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code. There have been no instances of material departure from the Code by an employee, officer or director.

In addition to the Code, the Company has also developed procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The complete Complaint Procedures for Accounting and Auditing Matters is available in the Governance section of the Company’s website at www.envoy.to, on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

Directors and officers of the Company are required under the OBCA to disclose any material interest in any material contract or transaction with the Company and refrain from voting with respect thereof, subject to certain exceptions.

The Company’s Board Mandate states that the Nominating and Corporate Governance Committee will report to the Board annually on the evaluation of the performance of the Board, each of its committees and that of individual directors, based on the results of the directors’ annual questionnaire. In addition, the performance of the Chair is annually evaluated by means of formal interviews with each of the members of the Nominating and Corporate Governance Committee.

Audit Committee

The disclosure required by Form 52-110F1 of NI 52-110 is contained in the Company's annual information form (filed on SEC form 20-F) for the year ended September 30, 2010 and is incorporated herein by reference. The annual information form is available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov. A copy of the annual information form may also be obtained on request without charge to shareholders upon written request to the Company’s Investor Relations Department at 30 St. Patrick Street, Suite 301, Toronto, Ontario, M5T 3A3. The following table indicates the sections in the Company's annual information form that contain the information required by Form 52-110F1.

	Form 52-110F1 Section	Form 20-F Section
1.	Audit Committee Charter	Exhibit 15.1
2.	Audit Committee Composition	Item 16A
3.	Relevant Education and Experience	Item 16A

4.	Reliance on Certain Exemptions	Not applicable
5.	Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	Not applicable
6.	Reliance on Section 3.8	Not applicable
7.	Audit Committee Oversight	Not applicable
8.	Pre-Approval Policies and Procedures	Item 16C (e)
9.	External Auditor Service Fees	Item 16C

Nomination of Directors

The members of the Company’s Nominating and Corporate Governance Committee are all independent directors. The Nominating and Corporate Governance Committee has the responsibility for assessing potential Board nominees, screening their qualifications and making recommendations for approval by the Board of nominees for election or appointment to the Board. To help achieve this task, the Nominating and Corporate Governance Committee develops qualifications and criteria for the selection of directors.

The Board aims to have a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues that the Board must deal with. The Board reviews each director’s contribution through the Nominating and Corporate Governance Committee and determines whether the Board’s size allows it to function efficiently and effectively. The Nominating and Corporate Governance Committee is mandated to review the size of the Board from time to time and recommend changes in size when appropriate.

Compensation Committee

As described above, the Board has established a Compensation Committee composed entirely of independent directors. For information regarding the responsibilities, powers and operation of the Compensation Committee and the process by which the Board of Directors determines the compensation for the Company’s directors and executive officers please see “Board Committees – Compensation Committee”, “Executive Compensation” and “Director Compensation” above.

Other Board Committees

The Board has not established any committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Assessments

As part of its charter, the Nominating and Corporate Governance Committee is required to survey every year all directors on the effectiveness and performance of the Board and the Board’s committees, as well as individual directors. This is done primarily by distributing questionnaires to each director and will often include individual interviews with the chair of the Nominating and Corporate Governance Committee.

The Company’s Board Mandate states that the Nominating and Corporate Governance Committee will report to the Board annually on the evaluation of the performance of the Board, each of its committees and that of individual directors, based on the results of the directors’ annual questionnaire. In addition, the performance of the Chair is annually evaluated by means of formal interviews with each of the members of the Nominating and Corporate Governance Committee.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the financial year ended September 30, 2010, and at any time from October 1, 2010 to the date hereof, was a director, executive officer, associate of a director or executive officer or employee of the Company indebted to the Company or any of its subsidiaries or indebted to another entity where the indebtedness is, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or senior officer of the Company (currently holding this title or held this title within the most recently completed financial year), no proposed management nominee for election as a director of the Company, no shareholder holding more than 10% of the votes attached to the Common Shares and no associate or affiliate of any of the foregoing had any material interest, direct or indirect, in any transaction since October 1, 2009 or in any proposed transaction that has materially affected or could materially affect the Company or any of its affiliates, except for the following: In separate transactions that were completed on or about February 10, 2011, Mr. Genovese privately sold 1,540,606 Common Shares representing approximately 19.12% of the then outstanding Common Shares for aggregate consideration of $2,387,939.30 pursuant to private agreements. Mr. Pollock purchased 1,200,000 Common Shares, representing approximately 14.95% of the then outstanding Common Shares from Mr. Genovese for aggregate consideration of $1,860,000. See “Restructuring” and “Voting Shares and Principal Shareholders”.

RESTRUCTURING

On February 10, 2011, the Company announced that the Former Independent Directors had approved the completion of a restructuring (the “Restructuring”) designed to significantly reduce the Company’s corporate structure and associated costs. As part of the Restructuring, the Company transferred all of its assets in ECGM to itself in Canada and going forward will operate its merchant banking business solely from its offices in Toronto, Ontario.

The decision to complete the Restructuring was made to increase the Company's profitability over the long-term. Management expects that the Restructuring will result in an approximately 60% reduction in the Company's current overhead. While there is still uncertainty in the global capital markets, management is cautiously optimistic that the significantly lower overhead will help to better position the Company as it continues its merchant banking strategy into the future.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 is the registrar and transfer agent for the Common Shares.

OTHER MATTERS

Management of the Company knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matter properly comes before the Meeting, the forms of proxy furnished by the Company will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

The Company’s financial information is contained in its audited consolidated financial statements for the year ended September 30, 2010 and related Management’s Discussion & Analysis, as found in the Annual Report to Shareholders. Copies of the Annual Report to Shareholders are available without charge to shareholders upon written request to the Company’s Investor Relations Department at 30 St. Patrick Street, Suite 301, Toronto, Ontario, M5T 3A3. Additional information relating to the Company is also available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

APPROVAL OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the directors of the Company.

DATED at Toronto, Ontario this 8th day of March, 2011.

(signed) “Robert Pollock”

Robert Pollock
Chief Executive Officer

SCHEDULE "A"
EMPLOYEE STOCK OPTION PLAN

     WHEREAS the Company desires to terminate any and all of its previous stock option plans and stock appreciation rights plans (collectively, the “Old Plans”);

     AND WHEREAS the Company wishes to replace the Old Plans with a new incentive stock option plan that will comply with the requirements of the Toronto Stock Exchange;

     NOW THEREFORE the new incentive stock option plan of the Company (the “Plan”) provides as follows:

I. Purpose

The Plan has been established as a means of compensating Eligible Persons (as defined below) for their contributions to the performance of the Company. The Plan is intended to:

(a)	provide an incentive to Eligible Persons to further the development, growth and profitability of the Company;

(b)	contribute in providing such Eligible Persons with a total compensation and rewards package;

(c)	assist the Company in retaining and attracting employees and consultants with experience and ability; and

(d)	encourage share ownership and provide Eligible Persons with proprietary interests in, and a greater concern for, the welfare of, and an incentive to continued service with, the Company.

II. Definitions

In this Plan, unless the context otherwise requires, the following terms shall have the following meanings: “Blackout Period” means any period during which a Company policy prevents Insiders from trading in the Shares; “Board” means the board of directors of the Company; “Compensation Committee” means a Compensation Committee comprising either the Board or such members of the Board as may be designated by the Board; “Company” means Envoy Capital Group Inc., its subsidiaries, whether direct or indirect, and any other entity designated by the Compensation Committee; “Directors” means the members of the Board; “Eligible Persons” means an employee, Director, Executive Officer and any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company who, because of his, her or its role and responsibilities, is designated by the Compensation Committee as a potential participant in the Plan; “Executive Officer” has the meaning ascribed to that term in National Instrument 51-102 – Continuous Disclosure Obligations;

“Exchange” means the Toronto Stock Exchange or if at any time the Shares are not listed for trading on such exchange but are listed on another exchange, such exchange as may be designated by the Board;

“Expiry Date” means the date upon which an Option will cease to be exercisable;

“Insider” means an insider of the Company, as defined in the Securities Act (Ontario);

“Market Value” means the closing price of the Shares on the Exchange on the trading day prior to the date of calculation, provided that if there is no closing price on such trading day, “Market Value” shall mean the mid-point between the bid and ask on the Exchange at the close of trading on the trading day prior to the date of grant and provided further that in the event the Shares are not listed and posted for trading on any stock exchange, “Market Value” shall mean the fair market value of the Shares as determined by the Board, acting reasonably;

“Option” means an option granted by the Company to a Participant to purchase authorized but unissued Shares pursuant to the terms of the Plan;

“Participant” means an Eligible Person to whom Options are granted under the Plan; “Plan” means this new incentive stock option plan of the Company, as may be amended from time to time;

“Shares” means common shares of Envoy Capital Group Inc.;

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise;

“Specified Price” means the price established by the Compensation Committee at not less than the Market Value on the day prior to the date of the grant of the Option; and

“Trust” has the meaning ascribed thereto in Section V(b).

III. Administration of the Plan

     The Plan is under the direction of the Compensation Committee that, in addition to the specific powers conferred upon it hereunder, has full and complete authority to interpret the Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary or desirable to meet the objectives of, and to administer, the Plan subject to the requirements of the TSX or other requirements of law. Without limiting the generality of the foregoing, for greater certainty, the Compensation Committee shall have the power and authority to:

(a)	adopt rules and regulations for implementing the Plan;

(b)

determine the eligibility of persons to participate in the Plan, when Options to Eligible Persons shall be granted, the number of Shares subject to each Option, the Specified Price of the Shares and the vesting period, if any, for each Option;

(c)	interpret and construe the provisions of the Plan;

(d)

delegate any or all of their power and authority under paragraphs (a), (b) and (c) above to such persons or groups of persons on such terms and on such conditions as the Compensation Committee may in its discretion determine; and

(e)	take such other steps as the Compensation Committee determines to be necessary or desirable to give effect to the Plan.

     Any decision, approval or determination made by a person or group of persons delegated the ability to make such decision, approval or determination pursuant to Section 3(d) above shall be deemed to be a decision, approval or determination, as the case may be, of the Compensation Committee.

IV. Number of Shares to be Issued Under the Plan

The number of Shares that may be issued as a result of the grant of Options under the Plan shall be equal to 10% of the issued and outstanding Shares from time to time. Any increase in the issued and outstanding Shares will result in an increase in the available number of Shares issuable under the Plan, and any exercises of options will make new grants available under the Plan effectively resulting in a reloading of the number of options available to grant under the Plan. To the extent that any Option has terminated or expired without being fully exercised or has been repurchased for cancellation under Section 5.5(b), the unissued Shares subject to such Option shall be available for any subsequent Option granted under the Plan.

Under the Plan:

(a)

no single Participant and his, her or its associates shall be granted Options which could result in the issuance of Shares exceeding 5% of the issued and outstanding Shares, within a one year period, to such Participant and his, her or its associates, in the aggregate;

(b)	the number of Shares issuable to any single Participant pursuant to Options, shall not exceed 5% of the issued and outstanding Shares; and

(c)	the number of Shares issuable to Insiders, at any time, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding Shares.

For the purposes of this Section 4, Options held by Trusts established for the benefit of a

Participant shall be considered to be held by that Participant.

V. Options

Grant of Options

(a)

Subject to IV, the Compensation Committee shall, in its absolute discretion, designate from among the Eligible Persons those to whom Options shall be granted, the number of Shares to be covered by each Option, the Specified Price for each Option, the period during which the same may be exercised and the other terms and conditions attaching thereto. Any Participant, at the time of the grant of an Option, may hold more than one Option.

(b)

A Participant may, in his, her or its sole discretion, elect to have some or all of any Options granted to him, her or it, granted to a trust or trusts (“Trusts”) governed by a registered retirement savings plan established by and for the benefit of such Participant. Such election must be made prior to the execution of the option agreement representing the Options and shall be evidenced in such option agreement.

Payment of Specified Price

The Specified Price for the Shares covered by an Option granted under the Plan shall be paid in full at the time of exercise of such Option.

Option Period

Subject to the provisions of Sections 0, X(d) and X(e), each Option shall be exercisable during a period established by the Compensation Committee provided that such period shall expire no later than ten years after the date of grant.

Shares Available for Purchase

Vesting of Options shall be at the discretion of the Directors.

Exercise of Options

(a)

An Option may be exercised at any time, or from time to time, during its term as to any number of whole Shares which have vested and are then available for purchase. A Participant electing to exercise an Option on his, her on its own behalf or on behalf of a Trust established for his, her or its benefit shall give written notice of the election to the Company, together with the aggregate amount to be paid for the Shares to be acquired pursuant to the exercise of an Option, by certified cheque. Upon actual receipt by the Company of written notice and a cheque for the aggregate Specified Price, the Participant (including a trustee, in the case of the exercise of Options by a Trust) exercising the Option shall be registered as the holder of the appropriate number of Shares. No person shall enjoy any part of the rights or privileges of a holder of Shares subject to Options until that person becomes the holder of record of those Shares.

(b)

Subject to any restrictions or limitations under applicable securities laws, rules and regulations, or the rules of the TSX, and subject to the complete discretion of the Compensation Committee to elect to honour such a notice, a Participant may by written notice to the Compensation Committee request that the Company repurchase for cancellation any Options then held by the Participant (to the extent only of the Shares then available for purchase under the Option) for an amount per Share equal to the amount by which the Market Value of each Share on the date prior to the date the notice is given exceeds the Specified Price. To the extent accepted by the Compensation Committee, such Options shall be cancelled against payment of the price so determined. If required by the Company, any such Options to be repurchased shall first be exercised and the Shares acquired on exercise immediately repurchased for cancellation at the Market Value of the Shares on the day prior to the day of such repurchase for cancellation.

Termination of Employment or Directorship

Unless otherwise decided by the Compensation Committee the following rules shall apply: In the event of:

(a)	the termination of the Participant’s employment by or engagement with the Company (as a Director, Executive Officer employee or otherwise) by the Company for cause; or

(b)	the Participant’s voluntary resignation prior to normal retirement;

(c)

the Options held by such Participant, or any Trust on the Participant’s behalf, which have vested as at the effective date of resignation or termination of employment are exercisable by such Participant or the trustee, as the case may be, within three months after such effective date and, to the extent not exercised within that period, shall terminate on the expiration of such three month period; and

(d)	in the event of:

	(i)	the retirement (at age 65 or other prescribed retirement age for the Company);

	(ii)	the death;

	(iii)	the physical or mental disability; or

	(iv)	the termination (other than for cause) by the Company of the employment or engagement of the Participant (before resignation, disability or termination of employment or engagement for cause);

the Options held by the Participant, or any Trust on the Participant’s behalf, which have vested as at the date of the Participant’s death, disability, retirement or termination of employment are exercisable by such Participant, such Participant’s legal representative(s) or the trustee, as the case may be, within 12 months after such date and, to the extent not exercised within that period, shall terminate on the expiration of such 12 month period, provided, however, that the provisions of this Section 5.6 shall not be construed as extending the exercise period of any Option past the term of such Options and provided further that all unvested Options shall expire on the date on which any of the events specified in Section 5.6(a) and (b) occur.

The Compensation Committee shall also be entitled to extend the time during which a Participant may exercise their Options provided for either in this Plan or in the Participant’s option agreement at its discretion provided that such extension does not extend past the maximum ten year term.

Options Non-Assignable

Subject to IX, no Options or any interest therein shall be transferable or assignable by the Participant or a Trust otherwise than by will or pursuant to the laws of succession and no Option may be exercised by anyone other than the Participant, his, her or its legal representative(s) or a Trust established by and for the benefit of such Participant.

VI. Participant Not a Shareholder

Neither a Participant nor a Trust shall have any rights as a shareholder of the Company with respect to any Shares covered by any Option until such time as and to the extent only that such Option has been exercised.

VII. Effects of Alteration of Capital Stock

If the number of outstanding Shares shall be increased or decreased as a result of a stock split, consolidation or reclassification or if other changes with respect to the Shares shall occur, other than as a result of the issuance of Shares for Market Value, or if additional Shares are issued pursuant to a stock dividend, then the number of and/or price payable for Shares subject to any unexercised Options shall be adjusted in accordance with applicable law and in such manner as the Board shall deem proper to preserve such rights of the Participants under the Plan substantially proportionate to those existing prior to such change or event. In addition, upon the occurrence of any such change or event, the maximum number of Shares that may be issued as a result of the grant of Options under the Plan shall be adjusted by the Board so that it is substantially proportionate to the maximum number existing prior to such change or event.

VIII. Acceleration of Expiry Dates

Upon the announcement or contemplation of any event, including a reorganization, acquisition, amalgamation or merger (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and one or more of its affiliates (as such term is defined in the Securities Act (Ontario)), with respect to which all or substantially all of the persons who were the beneficial owners of the Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement, beneficially own, directly or indirectly more than 50% of the resulting voting shares on a fully-diluted basis (for greater certainty, this shall not include a public offering or private placement out of treasury) or the sale to a person other than an affiliate of the Company of all or substantially all of the Company’s assets (collectively, a “Change of Control”), the Company shall have the discretion, without the need for the agreement of any Participant, to accelerate the Expiry Dates and/or any applicable vesting provisions of all Options, as it shall see fit. The Company may accelerate one or more Participant’s Expiry Dates and/or vesting requirements without accelerating the Expiry Dates and/or vesting requirements of all Options and may accelerate the Expiry Date and/or vesting requirements of only a portion of a Participant’s Options.

In the event that the Company is a consenting party to a Change of Control, outstanding Options shall be subject to the agreement effecting such Change of Control and Participants shall be bound by such Change of Control agreement. Such agreement, without the Participant’s consent, may provide for:

(a)	the acceleration of the Options as provided above;

(b)	the continuation of such outstanding Options by the Company (if the Company is the surviving or acquiring Company);

(c)	the assumption of the Plan and such outstanding Options by the surviving entity; or

(d)	the substitution or replacement by the surviving or acquiring Company or its parent of options with substantially the same terms for such outstanding Options.

The Company may provide in any agreement with respect to any such Change of Control that the surviving, new or acquiring Company shall grant options to the Participants to acquire shares in such Company or its parent with respect to which the excess of the Market Value of the shares of such Company immediately after the consummation of such Change of Control over the exercise price therefore shall not be less than the excess of the value of the Shares over the Specified Price of the Options immediately prior to the consummation of such Change of Control.

IX. Transferability

(a)

Options may be exercised by the Participant, by his, her or its trustee in the case of a Trust, and, upon the Participant’s death, the legal representative(s) of his or her estate or any other person who acquires his or her rights in respect of an Option by bequest or inheritance. A person exercising an Option, may subscribe for Shares only in his, her or its own name, on behalf of a Trust established for his, her or its benefit or in his, her or its capacity as legal representative.

(b)

Options may be transferred between a Participant and one or more Trusts established for the sole benefit of such Participant. If the beneficiary of a Trust changes, the Options granted to the Trust will be immediately cancelled by the Company.

X. Amendment and Termination

(a)

Subject in all cases to the approval of all regulatory authorities and the TSX, the Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Participant, in any manner adversely affect his of her rights under any Option theretofore granted under the Plan. The following amendments to the Plan may be made by the Board without the approval of shareholders: (i) any amendments necessary to ensure that the Plan is in compliance with the rules of the Exchange and any other applicable regulatory authority; (ii) amendments that are of an administrative or general housekeeping nature; (iii) amendments to the definitions of Eligible Persons under the Plan; (iv) amendments to the manner in which the Plan is administered; (v) amendments to the maximum term of Options granted pursuant to the Plan; (vi) amendments to the vesting provisions and the termination provisions found in Section 0 of the Plan; and (vii) amendments to the anti-dilution provisions set out in VII of the Plan.

(b)

The following amendments to the Plan will require shareholder approval: (i) amendments to the maximum number of Shares that may be issued as a result of the grant of Options pursuant to the Plan; (ii) amendments to the maximum number of securities or Options that may be granted to Insiders; (iii) amendments to the manner in which the exercise price of Options is determined; (iv) any amendment to the term of options granted to Insiders; and (v) amendments to the amending provisions of the Plan.

(c)

The Specified Price of outstanding Options issued to Insiders may only be reduced if the Company obtains shareholder approval to such reduction. For the purposes of this Section, the Specified Price will be deemed to have been reduced and shareholder approval will be required if outstanding Options are cancelled and then reissued to the same Eligible Person at a lower Specified Price. Eligible Persons benefiting from the reduction in the Specified Price of their Options will not be eligible to vote their Shares on the resolution approving the reduction in the Specified Price.

(d)

Other than as provided for in Sections 0 and (e), the Expiry Date of an outstanding Option may only be extended if the Company obtains shareholder approval to such an extension. Eligible Persons benefiting from the extension of the Expiry Date of their Options will not be eligible to vote their Shares on the resolution approving the extension of the Expiry Date.

(e)

The Expiry Date of an Option can be extended by the Compensation Committee without shareholder approval where such Expiry Date occurs within a Blackout Period or within ten days of the end of a Blackout Period and the new Expiry Date shall be the tenth day following the end of the relevant Blackout Period.

XI. Laws

(a)

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and those of Canada insofar as the latter may be applicable.

(b)

No Option may be exercised nor will the Company have any obligation to issue Shares pursuant thereto if such exercise or issue would be contrary to or violate any applicable law or any applicable regulation of a duly constituted authority.

XII. Compliance with Statues and Regulations

The granting of Options and the sale and delivery of Shares under this Plan shall be carried out in compliance with applicable laws, rules and regulations and with the rules and regulations of governmental authorities and the TSX. Without limiting the forgoing, this Plan will be subject to the approval of shareholders of the Company within three years from its effective date and then every three years thereafter. If the Compensation Committee determines that in order to comply with any such laws, rules or regulations, certain action is necessary or desirable as a condition of or in connection with the granting of an Option or the issue or purchase of Shares under an Option, that Option may not be exercised in whole or in part unless that action shall have been completed in a manner satisfactory to the Compensation Committee.

XIII. Participation Voluntary

(a)

The participation of an Eligible Person in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Eligible Person any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment nor a commitment on the part of the Company to ensure the continued employment of such Eligible Person.

(b)	The Plan does not provide any guarantee against any loss of profit which may result from fluctuations in the market price of the Shares.

(c)

The Company does not assume responsibility for the income or other tax consequences for the Eligible Persons participating in the Plan and Eligible Persons are advised to consult with their own tax advisors.

XIV. Taxes

The Company shall have the power and the right to deduct or withhold, or require an optionee to remit to the Company, the required amount to satisfy federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of any Option granted under the Plan. With respect to any required withholding, the Company shall have the irrevocable right to, and the Participant consents to, the Company setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Company to the Participant (whether arising pursuant to the Participant's relationship as an Eligible Person or otherwise), or may make such other arrangements that are satisfactory to the Participant and the Company. In addition, the Company may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Shares issuable upon exercise of the Options as it determines are required to be sold by the Company, as trustee, to satisfy any withholding obligations net of selling costs. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares issuable upon exercise of the Options and acknowledges and agrees that the Company does not accept responsibility for the price obtained on the sale of such Common Shares issuable upon exercise of the Options.

XV. Notice

Any notice required or permitted to be given to the Company hereunder shall be either personally delivered sent by same day or next day courier or sent by facsimile or similar method of electronic communication, charges prepaid. Any notice so given shall be sent to the Company at the address set out below or such other address at the Company notifies of Options in writing:

Envoy Capital Group Inc.
30 St. Patrick Street
Suite 301
Toronto, Ontario M5T 3A3

Attention: Corporate Secretary
Facsimile: (416) 593-4434

Any notice sent by courier shall be deemed to have been received on the next business day after which it was so sent. Any notice given by personal delivery shall be deemed to be received on the date of delivery and any notice sent by telecopy or other similar method of electronic communication shall be deemed to be received on the date of the sending of the telecopy or other similar method of electronic communication, as the case may be.

XVI. Coming Into Effect and Duration of Plan

This Plan shall come into effect on the approval by the shareholders of the Company. Upon coming into effect, this Plan shall replace the Old Plans.

SCHEDULE "B" BY-LAW 1A

A by-law relating generally to
the conduct of the affairs of

Envoy Capital Group Inc.

CONTENTS

1.	Interpretation
2.	Business of the Company
3.	Directors
4.	Committees
5.	Officers
6.	Protection of Directors, Officers and Others
7.	Shares
8.	Dividends and Rights
9.	Meetings of Shareholders
10.	Divisions and Departments
11.	Notices
12.	Effective Date
13.	Repeal

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Envoy Capital Group Inc. (the “Company”) as follows:

SECTION ONE

INTERPRETATION

1.01 Definitions

In the by-laws of the Company, unless the context otherwise requires:

(1)

“Act” means the Business Companys Act, R.S.0. 1990 c. B.16 and the regulations under the Act, as from time to time amended, and every statute that may be substituted therefor and, in the case of such substitution, any reference in the by- laws of the Company to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(2)	“appoint” includes “elect” and vice versa;

(3)	“articles” means the Company’s articles as from time to time amended or restated;

(4)	“board” means the board of directors of the Company;

(5)	“by-laws” means this by-law and all other by-laws of the Company from time to time in force and effect;

(6)

“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders; “special meeting of shareholders” includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(7)	“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(8)

“recorded address” means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board his latest address as recorded in the records of the Company;

(9)	“Securities Transfer Act” means the Securities Transfer Act (Ontario) 2006, c.8. as amended from time to time; and

(10)	“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Company by paragraph 2.03 or by a resolution passed pursuant thereto.

     All terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act, such as “resident Canadian”, shall have the meanings given to such terms in the Act.

     The singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine and neuter genders; and the word “person” shall include individuals, bodies corporate, companys, companies, partnerships, syndicates, trusts, unincorporated organizations and any number or aggregate of persons.

     In the event of any inconsistency between the by-laws and mandatory provisions of the Act or the Securities Transfer Act, the provisions of the Act or the Securities Transfer Act, as applicable, shall prevail.

SECTION TWO

BUSINESS OF THE COMPANY

2.01 Corporate Seal

     The Company may, but need not adopt a corporate seal and if one is adopted it shall be in such form as the directors may by resolution adopt from time to time.

2.02 Financial Year

         The financial year of the Company shall be as determined by the board from time to time.

2.03 Execution of Instruments

          Contracts, documents or instruments in writing requiring the signature of the Company may be signed on behalf of the Company by any two officers or directors, or a combination thereof and instruments in writing so signed shall be binding upon the Company without any further authorization or formality. The board shall have power from time to time by resolution to appoint any director or any officer or officers or any person or persons or any legal entity on behalf of the Company either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

          The seal of the Company, if any, may when required be affixed to contracts, documents and instruments in writing signed as set out above or by any officer or officers, person or persons, appointed as set out above by resolution of the board.

          The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

          The signature or signatures of the Chief Executive Officer together with any one director or officer of the Company and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Company executed or issued by or on behalf of the Company and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Company on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Company.

2.04 Banking Arrangements

        The banking business of the Company, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

2.05 Custody of Securities

          All shares and securities owned by the Company shall be lodged (in the name of the Company) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board, with such other depositaries or in such other manner as may be determined from time to time by resolution of the board.

          All share certificates, bonds, debentures, notes or other obligations or securities belonging to the Company may be issued or held in the name of a nominee or nominees of the Company (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

2.06 Voting Shares and Securities in other Companies

          All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Company may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board shall from time to time by resolution determine. The proper signing officers of the Company may also from time to time execute and deliver for and on behalf of the Company proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board.

SECTION THREE

DIRECTORS

3.01 Number of Directors and Quorum

          The number of directors of the Company shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Company shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Subject to the Act, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time by resolution determine.

3.02 Qualification

          No person shall be qualified for election as a director if disqualified in accordance with the Act (which would currently include: a person who is less than 18 years of age; a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; a person who is not an individual; or a person who has the status of a bankrupt). A director need not be a shareholder. The board shall be comprised of the number of Canadian residents as may be prescribed from time to time by the Act (which is currently a minimum of 25%).

3.03 Election and Term

          The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors as specified in the articles or, if a minimum and maximum number of directors is provided for in the articles, the number of directors determined by special resolution or, if the special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. The voting on the election shall be by show of hands unless a ballot is demanded by any shareholder. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

3.04  Removal of Directors

          Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by a quorum of the directors.

3.05  Vacation of Office

          A director ceases to hold office when he dies or, subject to the Act, resigns; he is removed from office by the shareholders in accordance with the Act; he becomes of unsound mind and is so found by a court in Canada or elsewhere or if he acquires the status of a bankrupt.

3.06  Vacancies

          Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If the directors then in office fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

3.07  Action by the Board

          The board shall manage or supervise the management of the business and affairs of the Company. Subject to paragraph 3.08, the powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

3.08  Electronic Participation

          Subject to the Act, if all of the directors consent, a director may participate in a meeting of the board or a committee of the board by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting. A consent is effective whether given before or after the meeting and may be given with respect to all meetings of the board and committees of the board.

3.09  Place of Meetings

          Meetings of the board may be held at any place within or outside Ontario. In any financial year of the Company a majority of the meetings of the board need not be held within Canada.

3.10  Calling of Meetings

          Subject to the Act, meetings of the board shall be held from time to time on such day and at such time and at such place as the board, the Chairman of the Board (if any), the Chief Executive Officer or any one director may determine and the Corporate Secretary, when directed by the board, the Chairman of the Board (if any), the Chief Executive Officer or any one director shall convene a meeting of the board.

3.11  Notice of Meeting

          Notice of the date, time and place of each meeting of the board shall be given in the manner provided in paragraph 11.01 to each director not less than 48 hours (exclusive of any part of a non-business day) before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

          A director may in any manner waive notice of or otherwise consent to a meeting of the board. Attendance of a director at such a meeting is a waiver of notice of meeting except where the attendance is for the express purpose of objecting to the transaction of any business on the ground that the meeting is not legally called.

3.12  First Meeting of New Board

          Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.13  Adjourned Meeting

          Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.14  Regular Meetings

          The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of a schedule of regular meetings of the board setting forth the proposed dates, times and places of such regular meetings shall be sent to each director at the commencement of each calendar year, however, each director shall also be provided with a follow-up notice of meeting and agenda prior to each regularly scheduled meeting.

3.15  Chairman

          The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chairman of the Board or the Chief Executive Officer. If no such officer is present, the directors present shall choose one of their number to be chairman.

3.16  Votes to Govern

          At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

3.17  Conflict of Interest

          A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Company shall disclose in writing to the Company or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Company’s business would not require approval by the board or shareholders, and a director interested in a contract or transaction so referred to the board shall not attend any part of a meeting of the board during which the contract or transaction is discussed and shall not vote on any resolution to approve the same except as permitted by the Act. If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting by reason of this section, the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution. Where all of the directors are required to disclose their interests pursuant to this section, the contract or transaction may be approved only by the shareholders.

3.18  Remuneration and Expenses

          The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the shareholders or of the board or any committee thereof or otherwise in the performance of their duties. Nothing herein contained shall preclude any director from serving the Company in any other capacity and receiving remuneration therefor.

SECTION FOUR

COMMITTEES

4.01  Committee of Directors

          The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise.

4.02  Transaction of Business

          The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Ontario.

4.03  Audit Committee

          The board shall elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Company or its affiliates. The audit committee shall have the powers and duties provided in the Securities Act (Ontario), if applicable.

4.04  Advisory Committees

          The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

4.05  Procedure

          Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION FIVE

OFFICERS

5.01  Appointment

          The board may from time to time appoint a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Corporate Secretary, a Treasurer, a Chief Financial Officer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Company. Subject to paragraph 5.02, an officer may but need not be a director and one person may hold more than one office. In case and whenever the same person holds the offices of Secretary and Treasurer, he may but need not be known as the Secretary-Treasurer. All officers shall sign such contracts, documents, or instruments in writing as require their respective signatures. In the case of the absence or inability to act of any officer or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

5.02  Chairman of the Board

          The Chairman of the Board, if appointed, shall be a director and shall, when present, preside at all meetings of the board. The Chairman of the Board shall be vested with and may exercise such powers and shall perform such other duties as may from time to time be assigned to him by the board. During the absence or disability of the Chairman of the Board, his or her duties shall be performed and his or her powers exercised by the Chief Executive Officer.

5.03  Chief Executive Officer

          The Chief Executive Officer shall, subject to the authority of the board, have general supervision of the business and affairs of the Company and such other powers and duties as the board may specify. The Chief Executive Officer shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board if none be appointed or if the Chairman of the Board is absent or unable or refuses to act.

5.04  Powers and Duties of Other Officers

          The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.05  Variation of Powers and Duties

          The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

5.06  Term of Office

          The board, in its discretion, may remove any officer of the Company, with or without cause, without prejudice to such officer’s rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the earlier of his resignation or death.

5.07  Terms of Employment and Remuneration

          The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time. The fact that any officer or employee is a director or shareholder of the Company shall not disqualify him from receiving such remuneration as may be so determined.

5.08  Conflict of Interest

          An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Company in accordance with paragraph 3.17.

5.09  Agents and Attorneys

          The board shall have power from time to time to appoint agents or attorneys for the Company in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

SECTION SIX

     PROTECTION OF
DIRECTORS, OFFICERS AND OTHERS

6.01  Submission of Contracts or Transactions to Shareholders for Approval

          The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Company’s articles or any other by-law) shall be as valid and as binding upon the Company and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Company.

6.02  For the Protection of Directors and Officers

          In supplement of and not by way of limitation upon any rights conferred upon directors by the provisions of the Act, it is declared that no director shall be disqualified by his office from, or vacate his office by reason of, holding any office or place of profit under the Company or under any body corporate in which the Company shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Company either as vendor, purchaser or otherwise or being concerned in any contract or arrangement made or proposed to be entered into with the Company in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise nor shall any director be liable to account to the Company or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of the Act, no contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Company or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of the fiduciary relationship existing or established thereby. Subject to the provisions of the Act and to paragraph 3.17, no director shall be obliged to make any declaration of interest or refrain from voting in respect of a contract or proposed contract with the Company in which such director is in any way directly or indirectly interested.

6.03  Limitation of Liability

          Except as otherwise provided in the Act, no director or officer for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by the Company or for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Company shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or Company including any person, firm or Company with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Company or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Company and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Company shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Company, except such as shall have been submitted to and authorized or approved by the board. If any director or officer of the Company shall be employed by or shall perform services for the Company otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Company, the fact of his being a director or officer of the Company shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

6.04  Indemnity

a)

Subject to the provisions of paragraph (b) below, the Company shall, to the maximum extent permitted by law, indemnify a director or officer of the Company, a former director or officer of the Company, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity.

b)	The indemnity provided under paragraph (a) above will only be applicable if the individual:

i.

acted honestly and in good faith with a view to the best interests of the Company or other entity for which the individual acted as director or officer or in a similar capacity at the Company’s request, as the case may be;

ii.	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful; and

iii.	was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

c)

The Company shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph (a), provided that such individual shall repay the moneys so advanced if the individual does not fulfill the conditions of paragraph (b).

d)

The provisions for indemnification contained in this by-law shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in the individual’s official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and legal representatives of such a person.

6.05  Insurance

     The Company may purchase and maintain insurance for the benefit of any person referred to in paragraph 6.04 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.

SECTION SEVEN

SHARES

7.01  Allotment

          The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Company at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act. Shares may be issued as uncertificated securities or be represented by share certificates in accordance with the provisions of the Act and the Securities Transfer Act.

7.02  Commissions

          The board may from time to time authorize the Company to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Company, whether from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.03  Registration of Transfers

          All transfers of securities of the Company shall be made in accordance with the Act and the Securities Transfer Act. Subject to the provisions of the Act and the Securities Transfer Act, no transfer of shares represented by a security certificate (as defined in the Act) shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act and the Securities Transfer Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act and the Securities Transfer Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in paragraph 7.05.

7.04  Transfer Agents and Registrars

          The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Company issued by it in registered form, a securities register and one or more branch securities registers. Such a person may be designated as transfer agent and registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

7.05  Lien for Indebtedness

          The Company shall have a lien on any share registered in the name of a shareholder or his legal representatives for a debt of that shareholder to the Company, provided that if the shares of the Company are listed on a stock exchange in or outside Canada, the Company shall not have such lien. The Company may enforce any lien that it has on shares registered in the name of a shareholder indebted to the Company by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law and, pending such enforcement, the Company may refuse to register a transfer of the whole or any part of such shares.

7.06  Non-recognition of Trusts

          Subject to the provisions of the Act and the Securities Transfer Act, the Company may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Company’s records or on the share certificate.

7.07  Share Certificates and Written Evidence of Ownership

          Every holder of one or more shares of the Company that are certificated securities under the Act shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder’s right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with paragraph 2.03 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Company. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate. Holders of uncertificated securities of the Company shall be entitled to receive a written notice or other documentation as provided by the Act.

7.08  Joint Shareholders

          If two or more persons are registered as joint holders of any share, the Company shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

7.09  Deceased Shareholders

     In the event of the death of a holder, or of one of the joint holders, of any share, the Company shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Company and its transfer agents.

SECTION EIGHT

DIVIDENDS AND RIGHTS

8.01  Dividends

          Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Company. Dividends may be paid in money or property or by issuing fully paid shares of the Company.

8.02  Dividend Cheques

          A dividend payable in cash shall be paid either electronically by direct deposit or by cheque drawn on the Company’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as set out in this section, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Company is required to and does withhold.

8.03  Non-receipt of Cheques

          In the event of non-receipt of any dividend cheque by the person to whom it is sent as set out in section 8.02, the Company shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.04  Record Date for Dividends and Rights

          The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Company, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Company shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

8.05  Unclaimed Dividends

          Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company.

SECTION NINE

MEETINGS OF SHAREHOLDERS

9.01  Annual Meetings

          The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the Board (if any) or the Chief Executive Officer may from time to time determine, in any event no later than the earlier of (i) six months after the end of each of the Company’s financial years, and (ii) fifteen months after the Company’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

9.02  Special Meetings

     The board, the Chairman of the Board (if any) or the Chief Executive Officer shall have the power to call a special meeting of shareholders at any time.

9.03  Place of Meetings

          Subject to the Company’s articles, a meeting of shareholders of the Company shall be held at such place in or outside of Ontario as the board may determine or, in the absence of such a determination, at the place where the registered office of the Company is located. If the Company makes available a telephonic, electronic or other communication facility that permits all participants of a shareholders meeting to communicate adequately with each other during the meeting and otherwise complies with the Act, any person entitled to attend such meeting may participate by means of such communication facility in the manner prescribed by the Act, and any person participating in the meeting by such means is deemed to be present at the meeting.

9.04  Notice of Meetings

          Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 11.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

9.05  List of Shareholders Entitled to Notice

          For every meeting of shareholders, the Company shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to paragraph 9.06, the list of shareholders entitled to receive notice of the meeting shall be prepared not later than ten days after such record date. If no record date is fixed, the list of shareholders entitled to receive notice of the meeting shall be prepared as of the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Company or at the place where the central securities register is maintained and at the meeting of shareholders for which the list was prepared.

9.06  Record Date for Notice

          The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days (or pursuant to the time limitations as may be prescribed by the Act from time to time), as a record date for the determination of the shareholders entitled to receive notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act and, if any shares of the Company are listed for trading on a stock exchange in Canada, by written notice to each such stock exchange. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

9.07  Meetings Held by Electronic Means

          If the directors or shareholders of the Company call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.

9.08  Meetings without Notice

          A meeting of shareholders may be held without notice at any time and place permitted by the Act

(a)	if all the shareholders entitled to vote thereat are present in person or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(b)

if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditor and directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Company at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

9.09  Chairman, Secretary and Scrutineers

          The Chairman of the Board or any other director or officer of the Company, as determined by the board, may act as chairman of any meeting of shareholders. If no such director or officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary or Assistant Secretary of the Company is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the Chairman with the consent of the meeting.

9.10  Persons Entitled to be Present

          The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Company and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

9.11  Quorum

          Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than [5%] of the issued shares of the Company enjoying voting rights at such meeting.

9.12  Right to Vote

          The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

9.13  Proxies

          Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney authorized in writing (or by electronic signature) and shall conform with the requirements of the Act.

9.14  Time for Deposit of Proxies

          The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Company or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the Secretary of the Company or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

9.15  Joint Shareholders

          If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

9.16  Votes to Govern

          At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

9.17  Show of Hands

          Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands, which may include such other indication of a vote made by means of the telephonic, electronic or other communication facility, if any, made available by the Company for that purpose, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present, in person or by means of the telephonic, electronic or other communications facility, if any that the Company has made available for such purpose, and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this section, if at any meeting the Company has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

9.18  Ballots

          On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

9.19  Adjournment

          The chairman at the meeting of shareholders may with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

9.20  Resolution in Writing

          A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

SECTION TEN

DIVISIONS AND DEPARTMENTS

10.01  Creation and Consolidation of Divisions

          The board may cause the business and operations of the Company or any part thereof to be divided or to be segregated into one or more subsidiaries, partnerships or other legal entities upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such subsidiary, partnership or other legal entity to be further divided into subsidiaries, partnerships or other legal entities and the business and operations of any such subsidiaries, partnerships or other legal entities to be consolidated upon such basis as the board may consider appropriate in each case.

10.02  Name of Division

          Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Company shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Company.

10.03  Officers of Division

          From time to time the board or, if authorized by the board, the Chief Executive Officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the Chief Executive Officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer’s rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Company.

SECTION ELEVEN

NOTICES

11.01  Method of Giving Notices

          Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered personally to the person to whom it is to be given; delivered to the recorded address of the person; mailed to the person’s recorded address by prepaid or ordinary or air mail; sent to the person’s recorded address by any means of prepaid transmitted or recorded communication; or an electronic document is provided in accordance with Section Twelve of this by-law.

     A notice delivered as set out in this section is deemed to have been given when it is delivered personally or to the recorded address; a notice mailed as set out in this section shall be deemed to have been given when deposited in a post office or public letter box; and a notice sent by means of transmitted or recorded communication as set out in this section is deemed to have been dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice sent by electronic means as set out in this section and Section Twelve shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system indicated by the person entitled to receive such notice. The Corporate Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by him or her to be reliable. The Corporate Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

11.02  Signature to Notices

          The signature of any director or officer of the Company to any notice or document to be given by the Company may be written, stamped, mechanically reproduced or electronically reproduced in whole or in part.

11.03  Proof of Service

          With respect to every notice sent by post it is sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed as provided in this by-law and put into a post office or into a letter box. With respect to every notice or other document sent as an electronic document it is sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means. A certificate of the Chairman of the Board (if any), the Chief Executive Officer, the Corporate Secretary or of any other officer of the Company in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Company as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Company as the case may be.

11.04  Notice to Joint Shareholders

          All notices with respect to shares registered in more than one name shall, if more than one address appears on the records of the Company in respect of such joint holdings, be given to all of such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to the holders of such shares.

11.05  Computation of Time

          In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event both the date of giving the notice and the date of the meeting or other event shall be excluded.

11.06  Undelivered Notices

          If any notice given to a shareholder pursuant to paragraph 11.01 is returned on three consecutive occasions because he cannot be found, the Company shall not be required to give any further notices to such shareholder until he informs the Company in writing of his new address.

11.07  Omissions and Errors

          The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise found thereon.

11.08  Deceased Shareholders

          Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Company shall, notwithstanding that such shareholder be then deceased, and whether or not the Company has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any person or persons) until some other person be entered in his stead in the records of the Company as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

11.09  Persons Entitled by Death or Operation of Law

          Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Company the proof of authority or evidence of his entitlement prescribed by the Act.

11.10  Waiver of Notice

          Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

SECTION TWELVE

ELECTRONIC DOCUMENTS

12.01  Creation and Provision of Information

          Unless the Company’s articles provide otherwise, and subject to and in accordance with the Act, the Company may satisfy any requirement of the Act to create or provide a notice, document or other information to any person by the creation or provision of an electronic document. Except as provided in the Act, “electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or perceived by a person by any means.

SECTION THIRTEEN

EFFECTIVE DATE

13.01  Effective Date

             This by-law shall come into force upon being passed by the board.

SECTION FOURTEEN

REPEAL

14.01  Repeal

          Upon this by-law coming into force, by-law number 1 of the Company shall be repealed, provided that such repeal shall not affect the previous operation of such by-law number 1 so repealed or affect the validity of any act done or right, privilege, obligation, acquired or incurred, or the validity of any contract or agreement made pursuant to such by-law number 1 prior to its repeal. All resolutions of the shareholders and of the board with continuing effect passed under such repealed by-law number 1 shall continue to be good and valid except to the extent that such resolutions are inconsistent with this bylaw.

ENACTED this ____ day of March, 2011.

Chief Executive Officer	Interim Chief Financial Officer

SCHEDULE "C"
CORPORATE GOVERNANCE GUIDELINES

A. Introduction

The board of directors of the Company and its management are committed to maintaining a high standard of corporate governance. This commitment includes adherence to the definition of corporate governance included in the 1994 Toronto Stock Exchange Committee Report on Corporate Governance in Canada. The report defined corporate governance as meaning "the process and structure used to direct and manage the business and affairs of a company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the board of directors and management. The direction and management of the business should take into account the impact on other stakeholders such as employees, customers, suppliers and communities".

The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Canadian Securities Administrators ("CSA"), The Nasdaq Stock Market ("NASDAQ") and by the U.S. Securities and Exchange Commission ("SEC") under its rules and those mandated by the United States Sarbanes-Oxley Act of 2002 ("SOX").

The board has the responsibility for the overall stewardship of the Company, establishing the overall policies and standards for the Company in the operation of its businesses, and reviewing and approving the strategic plans. In addition, the board monitors and assesses overall performance and progress in meeting the Company's goals. Day to day management is the responsibility of the president and chief executive officer and senior management. To this end, the board has adopted the following guidelines to assist it in its corporate governance responsibilities.

B. Board Organization and Membership

1.  Chair of the Board

The board has adopted the policy that the positions of chairman of the board ("chair") and president and chief executive officer should be separate. The chair will be an independent director with responsibility to ensure that the board discharges its responsibilities effectively and independently of management. The chair will chair meetings of directors. The board has determined that the chair shall be appointed by the board based on the recommendations of the Nominating and Corporate Governance Committee ("Governance Committee").

2.  Board Size

Although the maximum number of directors permitted by the Company's Articles is 10, the board has determined that it is in the best interests of the Company to maintain a smaller board, in the range of 4 to 6. It is the board's belief that this range is currently sufficient to provide a diversity of expertise and opinions and allow effective committee organization, given the relative size of the Company.

The Governance Committee is mandated to review the size of the board from time to time and recommend changes in size to the board when appropriate. The board has the ability to increase or decrease its size within limits defined by the Articles of the Company.

3.  Independent and Non-Independent Directors

The board believes that, as a matter of policy, there should be a majority of independent directors on the Company's board. To this end, the board has determined the number of officers or senior managers of the Company or its subsidiaries who may serve as directors at any one time shall be limited to a maximum of two.

On matters of corporate governance, decisions will be made by the independent directors.

4. "Independence" of Outside Directors

The Governance Committee undertakes an annual review to determine the existence of any relationships with the Company and to ensure that the majority of directors are independent of the Company, all Committee members are independent and, where any relationships exist, the director is acting appropriately. The board annually determines the independent status of each director, based on applicable laws and the Governance Committee's recommendations.

5. Primary Employment Status Change

The board has adopted a policy that requires any director whose primary employment status changes to notify the chair of the Governance Committee. The Governance Committee shall in turn advise the board and provide recommendations on the member's continued service to the Company as a director. It is not intended that directors who retire or whose professional positions change should necessarily leave the board. The Governance Committee has the responsibility to assess the continued appropriateness of board membership under such circumstances.

6. Officers' Board Membership

The board has determined that management members of the board shall not automatically stand for reelection after retirement or resignation from the Company. Any former officer of the Company serving on the board will be considered to be a non-independent director for purposes of corporate governance until such time as the applicable regulatory cooling off periods have been met and the independent directors determine that sufficient distance has been established from the officer's former executive duties to make the person independent.

7. Criteria for Board Membership

The Governance Committee reviews each year the general and specific criteria applicable to candidates to be considered for nomination to the board. The objective of this review is to maintain the composition of the board in a way that provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company. This review takes into account the desirability of maintaining a reasonable diversity of backgrounds, skills and experience and personal characteristics such as age, gender, geographic residence, etc. among the directors along with the key common qualities required for effective board participation.

8. Selection of New Director Candidates

The board is responsible for identifying suitable candidates to be recommended for election to the board by the shareholders. The Governance Committee has the responsibility for assessing potential nominees, screening their qualifications against the current skill and experience requirements of the board and making recommendations in this regard to the board. Directors are encouraged to identify potential candidates. The president and chief executive officer is consulted and has input into the process. An invitation to stand as a nominee for election to the board will normally be made to a candidate by the board through the chair or the chair's delegate.

9. New Director Orientation

New directors are provided with an orientation and education program that includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors. The details of the orientation of each new director are tailored to that director's individual needs and areas of interest.

10. Fixed Terms for Membership on the Board contribution of directors who have developed, over a period of time, increased insight into the Company and its operations and who, therefore, can be expected to provide an increasing contribution to the board as a whole.

11. Retirement Age

The board reviews the mandatory retirement age for directors from time to time. The board has currently determined that no person shall stand for election or re-election to the board if he or she attains the age of 70 years on or before the date of the annual meeting called in relation to the election of directors.

12. Board Compensation

The Governance Committee reviews the compensation of directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparative companies. The Committee makes recommendations to the board for consideration when it believes changes in compensation are warranted.

13. Share Ownership by Directors

The board has determined that ownership of the Company's shares by directors is a positive step in helping directors align their interests with those of the shareholders. The board has adopted a policy guideline requiring directors to hold common shares of the Company.

C. Board Meetings and Materials

1. Board Meeting Agendas

The chair establishes the agenda for each board meeting.

Any board member may suggest the inclusion of items on the agenda in advance of the meeting.

2. Meeting Materials Distributed in Advance

The board has determined that information and data that are important to the board's understanding of business issues be distributed to the board before each board meeting in sufficient time to ensure adequate opportunity exists for members' review. Management makes every attempt to make this material as concise as possible while still providing the desired information and focusing attention on critical issues to be considered by the board.

3. Presentations

As a general rule and when appropriate, presentation materials are sent to the board members in advance. Time is allocated at all board meetings to ensure that members' questions about the material can be answered.

The board appreciates the value of the regular attendance at each board meeting of non-board members who are members of the Company's senior management. Attendance by senior management is determined by the president and chief executive officer with the concurrence of the board members. Management attendees are excused for any agenda items that are reserved for discussion among directors only.

4. Non-Management Directors

Where appropriate, the directors meet without the non-independent directors following board meetings and at meetings of independent directors.

D. Committee Organization and Meetings

1. Board Committees

Each committee operates according to board-approved terms of reference. The committees are: (1) the Audit Committee; (2) the Nominating and Corporate Governance Committee; and (3) the Compensation Committee.

2. Independent Directors

The board believes that, as a matter of policy, each of the Committees should be composed entirely of independent directors.

3. Assignment of Committee Members

The Governance Committee is responsible for recommending to the board the assignment of board members to various committees, in consultation with the chair, and taking into account the wishes of individual board members.

4. Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with the committee's terms of reference) and length of the meetings of the committees. Each committee reports to the board on the results of each meeting.

5. Committee Agendas

The chair of each committee, in consultation with the appropriate members of management, develops the committee's agendas. The chair of each committee ensures that the committee meets sufficiently often to discharge its delegated responsibilities.

E. Board and Management Responsibilities

1. Board Relationship with Management

The board supports and encourages the members of the Company's management in the performance of their duties and individual outside directors are encouraged to provide their counsel as needed. Management makes appropriate use of the board's skills before decisions are brought forward on key issues.

Board members have complete access to management for relevant information. It is understood that board members will be prudent and be sure that this contact is not distracting to the business operation of the Company and that such contact, if in writing, be copied to the president and chief executive officer.

The board encourages senior management to bring managers into board meetings from time to time to provide additional insight into the items being discussed. Such managers are expected to be those with growth potential who would benefit from their exposure to the board.

2. Corporate Strategy

The board believes that management is responsible for development of corporate strategy. It is the role of the board to review, question, validate and approve material changes in the strategies of the Company.

3. Limits to Management Authority

The board establishes general authority guidelines that places limits on management's approval authority depending on the nature and size of the proposed transaction. These limits anticipate that some flexibility exists within approved budgets, but otherwise must not be exceeded without prior board or appropriate committee approval.

4. Formal Evaluation of the President and Chief Executive Officer

The Compensation Committee conducts an annual review of the performance of the president and chief executive officer as measured against objectives established mutually in the prior year by the Compensation Committee and the president and chief executive officer. The results of this annual review is communicated to the board's independent directors who then make an evaluation of the overall performance of the president and chief executive officer. This performance evaluation is communicated to the president and chief executive officer by the chair of the Compensation Committee. The evaluation is used by the Compensation Committee in its deliberations concerning the president and chief executive officer's annual compensation.

5. Succession Planning and Management Development

The board believes that succession planning and management development are key to the ongoing process that contributes substantially to the success of the Company. The president and chief executive officer provides a detailed annual report to the Compensation Committee and a summary presentation to the board. The president and chief executive officer makes available to the Compensation Committee his recommendation as to a successor in the event of the unexpected incapacity of the president and chief executive officer.

6. Principal Risks

The board is responsible for understanding the principal risks associated with the Company's business on an ongoing basis and it is the responsibility of management to assure that the board and its committees are kept well informed of these changing risks on a timely basis. It is important that the board understand and support the key risk decisions of management, which includes comprehending the appropriate balance between risks and rewards.

7. Internal Controls and Management Information Systems

Fundamental to the discharge of the board's overall responsibilities is the existence of control systems that can in part ensure the effective discharge of these responsibilities. A balance has to be achieved between controls related to financial or other matters that give the board reasonable assurances that its responsibilities are discharged and, at the same time, avoiding the creation of an unnecessarily bureaucratic and costly system of control mechanisms. The confidence of the board in the ability and integrity of management is the paramount control mechanism.

The board has delegated to the Audit Committee the responsibility to monitor the Company's financial reporting process and internal control system in light of applicable legal and regulatory requirements, to review and appraise the audit efforts of the Company's independent auditor and to provide an open avenue of communication among the independent auditor, financial and senior management and the board.

The Audit Committee requires management to implement and maintain appropriate systems of internal controls and meets with the Company's external auditors and with management, on at least a quarterly basis, to oversee the effectiveness of these systems.

8. Board Communications Policy

The board, or the appropriate committee thereof, reviews the content of the Company's major communications to shareholders and the investing public, including the quarterly and annual reports, and approves the proxy circular, the annual information form and any prospectuses that may be issued. The board believes that it is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that individual directors may from time to time be requested by management to assist with such communications. If communications from stakeholders are made to individual directors, management is informed and consulted to determine any appropriate response.

9. Outside Advisors for Individual Directors

Occasionally individual directors may need the services of an advisor or expert to assist on matters involving their responsibilities as board members. The board has determined that any director who wishes to engage an outside advisor at the expense of the Company may do so.

10. Assessing the Performance of the Board. Committees and Individual Directors

The Governance Committee reports to the board annually on the evaluation of the performance of the board, each of its committees and that of individual directors, based on the results of the directors' annual self-assessment questionnaire. The performance of the chair is annually evaluated against his terms of reference by means of formal interviews with each of the members of the Governance Committee.

SCHEDULE "D"
AUDIT COMMITTEE CHARTER
OF
ENVOY CAPITAL GROUP INC.

(Last Revised on December 4, 2009)

1. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities. Consistent with this function, the Audit Committee should serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system in light of applicable legal and regulatory requirements, review and appraise the audit efforts of the Corporation's independent auditor, and provide an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors.

2. COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall satisfy the independence requirements applicable to members of audit committees under the requirements of the Canadian Securities Administrators ("CSA"), the rules of the NASDAQ and of the U.S. Securities and Exchange Commission and any other applicable laws and regulations. All members of the Committee shall satisfy the financial literacy requirements or definitions applicable to members of audit committees under the rules of the NASDAQ and any other applicable laws and regulations. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant. Each member of the Committee shall be appointed by the Board and shall continue to be a member thereof until the expiration of his or her term of office as a Director. The Chair of the Committee shall be designated by the Board of Directors.

3. MEETINGS

The Committee shall meet at least four times per year or more frequently as circumstances dictate. The meetings are scheduled to permit timely review of the quarterly and annual financial statements, reports and related press releases. As part of its responsibility to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. A majority of the members appearing at a duly convened meeting shall constitute a quorum and the Committee shall maintain minutes or other records of its meetings and activities.

4. AUDIT COMMITTEE AUTHORITY AND RESOURCES

The Audit Committee has the authority, without further approval of the Board of Directors: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any such advisors employed by the Committee; and (c) to communicate directly with external auditors and internal auditors and any other personnel of the Corporation and to have unrestricted access to any documents of the Corporation relevant to the performance of the Committee's duties.

5. RESPONSIBILITIES AND DUTIES

The Audit Committee will fulfill its responsibilities and duties by carrying out the following activities:

Documents/Reports Review

a.	Review and update this Charter periodically and at least annually, as conditions dictate.

b.	Review the Corporation's:

(i) annual and interim financial statements and related management's discussion and analysis and earnings releases; and

(ii) financial information contained in annual reports, annual information forms, prospectuses, registration statements and similar disclosure documents of the Corporation,

(iii) all prior to filing with any governmental body or disclosure to the public, including any audit, review, attestation, certification, report or opinion rendered by the independent auditor.

c.

The review referred to in Section 5.2 above would include, as appropriate, a discussion of the quality of the accounting principles as applied and significant judgments affecting the Corporation's financial statements, significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management.

Independent Auditor

d.

Recommend to the Board of Directors the nomination of the independent auditor and approve the fees and other compensation to be paid to the independent auditor. The Audit Committee shall have exclusive responsibility for the foregoing and the independent auditor shall report directly to the Audit Committee.

e.

Ensure the independent auditor submits a formal written statement delineating all relationships between the independent auditor and the Corporation and pre-approve, in accordance with the requirements of the CSA and any other applicable laws and regulations, all non-audit services to be provided to the Corporation or any subsidiary by the independent auditor.

f.

On an annual basis, engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor.

g.	Recommend that the Board of Directors take appropriate action in response to the independent auditor's report to satisfy itself of the independence of the independent auditor.

h.	Review and oversee all aspects of the performance of the independent auditor and approve any proposed discharge of the independent auditor when circumstances warrant.

i.

Meet periodically with the independent auditor to discuss any matters that the Audit Committee believes should be discussed privately and without management present. Such matters would normally include internal controls and the fullness and accuracy of the Corporation's financial statements.

j.

Review and approve the Corporation's hiring policy regarding partners, employees and former partners and employees of the present and former independent auditor. At this time, the Corporation's policy shall be to not hire any partner or employee of Myers Norris Penny LLP (and for a period ending October 13, 2012, any partner or employee of BDO Dunwoody LLP), or any person who was within the last two years a partner or employee of Myers Norris Penny LLP, unless the Committee decides otherwise.

Financial Reporting Process

k.

In consultation with the independent auditor, periodically review and assess the integrity and adequacy of the Corporation's financial reporting processes, both internal and external. In particular, the Committee must be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements (other than the disclosure referred to in Section 5.2(i) and (ii) above, which the Committee will directly review) and must periodically assess the adequacy of those procedures.

l.	Consider the independent auditor's judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

m.	Consider and approve, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent auditor or management.

n.

After review of the audited financial statements and discussions with management and the independent auditor, consider whether the financial statements are fairly presented in conformity with Canadian and U.S. Generally Accepted Accounting Principles, as applicable.

o.

Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation or any of its subsidiaries of concerns regarding questionable accounting or auditing matters.

Process Improvement

p.

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

q.

Following completion of the annual audit, review separately with each of management and the independent auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

r.	Review any significant disagreements between management and the independent auditor in connection with the preparation of the financial statements.

s.

Provide that the independent auditor discuss with the Audit Committee the independent auditor's judgments about the quality, not just the acceptability, of the Corporation's accounting principles as applied in its financial reporting; the discussion should include such issues as the clarity of the Corporation's financial disclosures and degree of aggressiveness or conservatism of the Corporation's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosures and reviewed by the independent auditor.

t.

Review with the independent auditor and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.

Related Party Transactions

u.

The Committee shall review and approve, if appropriate, any transaction between the Corporation or any of its subsidiaries and a related party and any transaction involving the Corporation or a subsidiary and another party in which the parties' relationship could enable the negotiation of terms on other than an independent, arm's length basis.

6.	REMUNERATION OF AUDIT COMMITTEE MEMBERS

No member of the Audit Committee may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or its subsidiaries, and is not eligible to serve as a member of the Committee if he or she accepted, directly or indirectly, any such fee in the three-year period prior to his or her proposed Committee appointment, except in each case in respect of remuneration for acting in his or her capacity as a member of the Board of Directors or any board committee or as a part-time chair or vice-chair of the Board of Directors or any board committee. For the purposes of the foregoing, "indirectly" includes the receipt of such fees by an immediate family member.